SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2006

LG.Philips LCD Co., Ltd.

(Translation of Registrant’s name into English)

20 Yoido-dong, Youngdungpo-gu, Seoul 150-721, The Republic of Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   X          Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                 No   X

Submission of Audit Report

1. Name of external auditor	: Samil Accounting Corporation

2. Date of receiving audit report	: February 14, 2006

3. Auditor’s opinion

	FY 2005	FY 2004
Audit Report on Consolidated Financial Statements	Unqualified	Unqualified
Audit Report on Non-consolidated Financial Statements	Unqualified	Unqualified

4.	Financial Highlights of Consolidated Financial Statements

(Unit: KRW M, Korean GAAP, Consolidated)

Items	FY 2005	FY 2004
Total Assets	13,674,082	10,357,302
Total Liabilities	5,998,485	4,584,660
Total Shareholders’ Equity	7,675,597	5,772,642
Revenues	10,075,580	8,328,170
Operating Income	469,697	1,728,356
Ordinary Income	368,695	1,687,942
Net Income	517,012	1,655,445
Total Shareholders’ Equity / Capital Stock	429.0%	354.9%

5.	Financial Highlights of Non-consolidated Financial Statements

(Unit: KRW M, Korean GAAP, Non-consolidated)

Items	FY 2005	FY 2004
Total Assets	12,995,915	9,598,693
Total Liabilities	5,320,318	3,826,051
Total Shareholders’ Equity	7,675,597	5,772,642
Revenues	8,890,155	8,079,891
Operating Income	447,637	1,640,708
Ordinary Income	367,281	1,683,067
Net Income	517,012	1,655,445
Total Shareholders’ Equity / Capital Stock	429.0%	354.9%

LG.Philips LCD Co., Ltd. and Subsidiaries

Consolidated Financial Statements

December 31, 2005 and 2004

LG.Philips LCD Co., Ltd. and Subsidiaries

Index

December 31, 2005 and 2004

Samil PricewaterhouseCoopers
Kukje Center Building
191 Hankangro 2ga, Yongsanku
Seoul 140-702, KOREA
(Yongsan P.O. Box 266, 140-600)

Report of Independent Auditors

To the Shareholders and Board of Directors of

LG.Philips LCD Co., Ltd. and its Subsidiaries

We have audited the accompanying consolidated balance sheets of LG.Philips LCD Co., Ltd. and its subsidiaries (the “Company”) as of December 31, 2005 and 2004, and the related consolidated statements of income, shareholders’ equity, and cash flows for the years then ended, expressed in Korean won. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the Republic of Korea. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of LG.Philips LCD Co., Ltd. and its subsidiaries as of December 31, 2005 and 2004, and the results of their operations, the changes in their shareholders’ equity and their cash flows for the years then ended in conformity with accounting principles generally accepted in the Republic of Korea.

As discussed in Note 1 and 16, in July 2005, pursuant to the Form F-1 Registration statement filed on July 22, 2005 with the U.S. Securities and Exchange Commission, the Company issued 27,900,000 shares of common stock in the form of American Depositary Shares (“ADSs”) for proceeds of US$ 1, 189,656 thousand. In addition, pursuant to the “Underwriting Agreement” dated July 21, 2005, the Company issued 4,600,000 shares of common stock for gross proceeds of US$ 196,144 thousand. The Company intends to use the proceeds from these sales to fund the capital expenditures in connection with the construction of TFT-LCD fabrication plant and other LCD facilities in Korea.

Samil Pricewaterhouse Coopers is the Korean member firm of PricewaterhouseCoopers. Pricewaterhouse Coopers refer to the network of member firms of PricewaterhouseCoopers International Limited, each of which is a separate and independent legal entity.

Accounting principles and auditing standards and their application in practice vary among countries. The accompanying consolidated financial statements are not intended to present the financial position, results of operations and cash flows in conformity with accounting principles and practices generally accepted in countries and jurisdictions other than the Republic of Korea. In addition, the procedures and practices used in the Republic of Korea to audit such financial statements may differ from those generally accepted and applied in other countries. Accordingly, this report and the accompanying financial statements are for use by those who are informed about Korean accounting principles or auditing standards and their application in practice.

Seoul, Korea

January 20, 2006

This report is effective as of January 20, 2006, the audit report date. Certain subsequent events or circumstances, which may occur between the audit report date and the time of reading this report, could have a material impact on the accompanying consolidated financial statements and notes thereto. Accordingly, the readers of the audit report should understand that there is a possibility that the above audit report may have to be revised to reflect the impact of such subsequent events or circumstances, if any.

2

LG.Philips LCD Co., Ltd. and Subsidiaries

Consolidated Balance Sheets

December 31, 2005 and 2004

(in millions of Korean won)	2005		2004
Assets
Current assets
Cash and cash equivalents (Note 3)	(Won)	1,579,452	(Won)	1,361,239
Available-for-sale securities		354		15
Trade accounts and notes receivable, net (Notes 4, 5 and 21)		1,266,899		890,507
Inventories, net (Note 6)		690,785		805,288
Other accounts receivable, net (Notes 4 and 5)		66,203		63,810
Accrued income, net (Note 4)		1,369		1,470
Advance payments, net (Note 4)		5,994		9,825
Prepaid expenses		21,603		28,612
Prepaid value added tax		131,230		95,596
Deferred income tax assets (Note 19)		5,373		385
Other current assets (Note 15)		76,806		134,731

Total current assets		3,846,068		3,391,478

Property, plant and equipment, net (Note 8)		9,199,599		6,528,182
Long-term financial instruments (Note 3)		16		16
Available-for-sale securities		1		—
Equity-method investments (Note 7)		14,156		—
Non-current guarantee deposits		28,070		23,341
Long-term prepaid expenses		83,112		49,654
Deferred income tax assets (Note 19)		343,754		172,621
Intangible assets, net (Note 9)		159,306		192,010

Total assets	(Won)	13,674,082	(Won)	10,357,302

Liabilities and Shareholders’ Equity
Current liabilities
Short-term borrowings (Note 10)	(Won)	308,969	(Won)	483,220
Trade accounts and notes payable (Notes 5 and 21)		693,588		581,581
Other accounts payable (Note 5)		1,474,556		1,013,467
Advances received		58,431		3,022
Withholdings		12,055		6,128
Accrued expenses (Note 5)		69,968		119,864
Income taxes payable (Note 19)		21,788		76,603
Warranty reserve		24,947		19,217
Current maturities of long-term debts (Note 11)		440,840		211,011
Other current liabilities (Note 15)		33,693		54,151

Total current liabilities		3,138,835		2,568,264

Debentures, net of current maturities and discounts on debentures (Note 11)		2,385,272		1,707,716
Long-term debts, net of current maturities (Note 11)		430,697		276,716
Accrued severance benefits, net (Note 13)		43,206		31,964
Deferred income tax liabilities (Note 19)		475		—

Total liabilities		5,998,485		4,584,660

Commitments and contingencies (Note 15)
Shareholders’ equity
Capital stock (Note 16)
Common stock, (Won)5,000 par value per share; 400 million shares authorized; 358 million shares issued and outstanding (2004 : 325 million)		1,789,079		1,626,579
Capital surplus (Note 17)		2,279,250		1,012,271
Retained earnings (Note 17)		3,608,686		3,091,675
Capital adjustments (Note 18)		(1,418)		42,117

Total shareholders’ equity		7,675,597		5,772,642

Total liabilities and shareholders’ equity	(Won)	13,674,082	(Won)	10,357,302

The accompanying notes are an integral part of these consolidated financial statements.

3

LG.Philips LCD Co., Ltd. and Subsidiaries

Consolidated Income Statements

Years Ended December 31, 2005 and 2004

(in millions of Korean won, except per share amounts)	2005		2004
Sales (Notes 21 and 23)	(Won)	10,075,580	(Won)	8,328,170

Cost of sales (Note 21)		9,094,711		6,299,513

Gross profit		980,869		2,028,657

Selling and administrative expenses		511,172		300,301

Operating income		469,697		1,728,356

Non-operating income
Interest income		50,622		19,964
Foreign exchange gains		273,790		237,797
Gain on foreign currency translation		68,520		163,412
Gain on disposal of property, plant and equipment		128		253
Others		22,993		5,791

		416,053		427,217

Non-operating expenses
Interest expense		104,928		53,262
Foreign exchange losses		334,330		320,447
Loss on foreign currency translation		38,481		70,233
Loss on valuation of investments using the equity method of accounting (Note 7)		244		—
Loss on disposal of property, plant and equipment		572		3,534
Loss on disposal of accounts receivable		16,858		8,870
Loss on disposal of available-for-sale securities		—		25
Loss on disposition of investment		—		121
Donations		2,319		11,094
Ramp up cost		18,928		—
Others		395		45

		517,055		467,631

Income before income taxes		368,695		1,687,942

Income tax benefit (expense) (Note 19)		148,317		(32,497)

Net income	(Won)	517,012	(Won)	1,655,445

Ordinary income per share (Note 20)	(Won)	1,523	(Won)	5,420

Earnings per share (Note 20)	(Won)	1,523	(Won)	5,420

Diluted ordinary income per share (Note 20)	(Won)	1,523	(Won)	5,420

Diluted earnings per share (Note 20)	(Won)	1,523	(Won)	5,420

The accompanying notes are an integral part of these consolidated financial statements.

4

LG.Philips LCD Co., Ltd. and Subsidiaries

Consolidated Statements of Shareholders’ Equity

Years Ended December 31, 2005 and 2004

(in millions of Korean won)	Common Stock		Capital Surplus		Retained Earnings		Capital Adjustments		Total
Balance as of January 1, 2004	(Won)	1,450,000	(Won)	—	(Won)	1,436,229	(Won)	7,806	(Won)	2,894,035
Issuance of common stock		176,579		1,012,271		—		—		1,188,850
Net income		—		—		1,655,445		—		1,655,445
Changes in capital adjustments		—		—		—		34,311		34,311

Balance as of December 31, 2004		1,626,579		1,012,271		3,091,674		42,117		5,772,641
Issuance of common stock		162,500		1,266,979		—		—		1,429,479
Net income		—		—		517,012		—		517,012
Changes in capital adjustments		—		—		—		(43,535)		(43,535)

Balance as of December 31, 2005	(Won)	1,789,079	(Won)	2,279,250	(Won)	3,608,686	(Won)	(1,419)	(Won)	7,675,597

The accompanying notes are an integral part of these consolidated financial statements.

5

LG.Philips LCD Co., Ltd. and Subsidiaries

Consolidated Statements of Cash Flows

Years Ended December 31, 2005 and 2004

(in millions of Korean won)	2005		2004
Cash flows from operating activities
Net income	(Won)	517,012	(Won)	1,655,445

Adjustments to reconcile net income to net cash provided by operating activities
Depreciation		1,746,901		1,228,191
Amortization of intangible assets		45,421		45,048
Provision for severance benefits		43,851		32,584
Gain on foreign currency translation, net		(34,462)		(103,500)
Loss on disposal of available-for-sale securities		—		25
Loss on disposal of property, plant and equipment, net		444		3,281
Amortization of discount on debentures		29,891		11,719
Others		29,153		13,909

		1,861,199		1,231,257

Changes in operating assets and liabilities
(Increase) decrease in trade accounts and notes receivable		(398,445)		243,871
Decrease (increase) in inventories		114,503		(468,114)
Increase in other accounts receivable		(2,415)		(59,961)
Decrease (increase) in accrued income		101		(1,187)
Decrease (increase) in advance payments		3,832		(6,617)
Decrease in prepaid expenses		16,566		7,821
Increase in prepaid value added tax		(35,634)		(5,511)
Decrease (increase) decrease in other current assets		67,891		(664)
Decrease in long-term other accounts receivable		1		166
Increase in long-term prepaid expenses		(43,016)		(28,070)
Increase in deferred income tax assets		(180,276)		(57,338)
Increase in trade accounts and notes payable		122,926		179,409
Increase in other accounts payable		218,698		56,651
Increase (decrease) in advances received		56,179		(3,524)
Increase (decrease) in withholdings		5,927		(6,475)
(Decrease) increase in accrued expenses		(49,896)		13,635
(Decrease) increase in income taxes payable		(54,815)		35,406
Decrease in warranty reserve		(23,179)		(14,472)
Decrease in other current liabilities		(54,133)		(10,763)
Accrued severance benefits transferred from affiliated company, net		2,484		1,130
Payment of severance benefits		(16,306)		(8,291)
Increase in severance insurance deposits		(18,817)		(14,499)
Decrease in contributions to the National Pension Fund		29		77
Decrease in consolidation adjustments, net		(2,000)		(13,248)

		(269,795)		(160,568)

Net cash provided by operating activities		2,108,416		2,726,134

6

LG.Philips LCD Co., Ltd. and Subsidiaries

Consolidated Statements of Cash Flows

Years Ended December 31, 2005 and 2004

(in millions of Korean won)	2005		2004
Cash flows from investing activities
Proceeds from disposal of available-for-sale securities	(Won)	—	(Won)	253
Acquisition of available-for-sale securities		(339)		(225)
Payment of non-current guarantee deposits		(4,732)		(6,156)
Proceeds from non-current guarantee deposits		2		749
Proceeds from disposal of property, plant and equipment		461		6,156
Acquisition of property, plant and equipment		(4,166,151)		(3,885,650)
Acquisition of intangible assets		(12,704)		(7,884)
Acquisition of equity method investment		(14,400)		—
Decrease of short-term loan		(11)		—

Net cash used in investing activities		(4,197,874)		(3,892,757)

Cash flows from financing activities
Proceeds from short-term borrowings		—		373,118
Repayment of short-term borrowings		(173,004)		(33,936)
Repayment of current maturities of long-term debt		(212,931)		(467,202)
Issuance of debentures		1,073,684		811,171
Proceeds from long-term debt		218,580		151,915
Proceeds from issuance of common stock		1,401,342		1,188,850

Net cash provided by financing activities		2,307,671		2,023,916

Net increase in cash and cash equivalents		218,213		857,293

Cash and cash equivalents (Note 24)
Beginning of the year		1,361,239		503,946

End of the year	(Won)	1,579,452	(Won)	1,361,239

The accompanying notes are an integral part of these consolidated financial statements.

7

LG.Philips LCD Co., Ltd. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2005 and 2004

1. The Companies

The accompanying consolidated financial statements include the accounts of LG. Philips LCD Co., Ltd. (the “Company” or the “Controlling Company”) and its consolidated subsidiaries. The general information on the Controlling Company and its consolidated subsidiaries is described below.

The Controlling Company

LG.Philips LCD Co., Ltd. was incorporated in 1985 under the Commercial Code of the Republic of Korea and commenced the manufacturing and sale of Thin Film Transistor Liquid Crystal Display (“TFT LCD”) from 1999. On July 26, 1999, LG Electronics Inc., Koninklijke Philips Electronics N.V. (“Philips”) and the Company entered into a joint venture agreement. Pursuant to the agreement, the Company changed its name from LG LCD Co., Ltd. to LG.Philips LCD Co., Ltd. effective August 27, 1999, and on August 31, 1999, the Company issued new shares of common stock to Philips for (Won)725,000 million.

In July 2004, pursuant to Securities Registration Statement filed on July 16, 2004, with the Korea Stock Exchange, the Company sold 8,640,000 shares of common stock for (Won)298,080 million. Concurrently, pursuant to a Form F-1 registration statement filed on July 15, 2004, with the U.S. Securities and Exchange Commission, the Company sold 24,960,000 shares of common stock in the form of American Depositary Shares (“ADSs”) for proceeds of US$ 748,800 thousand. In September 2004, pursuant the “Underwriting Agreement” dated July 15, 2004, the Company issued an additional 1,715,700 shares of common stock in the form of ADSs for proceeds of US$ 51,471 thousand. In July 2005, pursuant to a Form F-1 Registration statement filed on July 22, 2005, with the US Securities and Exchange Commission, the Company sold 27,900,000 shares of common stock in the form of American Depositary Shares (“ADSs”) for proceeds of US$ 1, 189,656 thousand. In addition, pursuant to the “Underwriting Agreement” dated July 21, 2005, the Company issued 4,600,000 shares of common stock for gross proceeds of US$ 196,144 thousand.

As of December 31, 2005, the Company’s shareholders are as follows:

	Number of Shares	Percentage of Ownership (%)
LG Electronics Inc.	135,625,000	37.9
Koninklijke Philips Electronics N. V.	117,625,000	32.9
Others	104,565,700	29.2

	357,815,700	100.0

8

LG.Philips LCD Co., Ltd. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2005 and 2004

Consolidated Subsidiaries

Consolidated subsidiaries as of December 31, 2005, are as follows:

	Total issued and outstanding shares	No. of shares owned by the Controlling Company	Percentage of Ownership (%)
Overseas Subsidiaries
LG.Philips LCD America, Inc.	5,000,000	5,000,000	100
LG.Philips LCD Japan Co., Ltd.	1,900	1,900	100
LG.Philips LCD Germany GmbH	960,000	960,000	100
LG.Philips LCD Taiwan Co., Ltd.	11,550,000	11,549,994	100
LG.Philips L CD Nanjing Co., Ltd.	— [1]	— [1]	100
LG.Philips LCD Hong Kong Co., Ltd.	115,000	115,000	100
LG.Philips LCD Shanghai Co., Ltd.	— [1]	— [1]	100
LG.Philips LCD Poland Sp.zo.o.	500	500	100

[1]	No shares have been issued in accordance with the local laws and regulations.

The primary business activities of the consolidated subsidiaries are as follows:

(1)	LG.Philips LCD America, Inc. (LPLA)

LPLA was incorporated in California, U.S.A. in September 1999, to sell the TFT-LCD products of LG.Philips LCD Co., Ltd. As of December 31, 2005 and 2004, its capital stock amounted to US$5 million and is wholly owned by LG.Philips LCD Co., Ltd.

(2)	LG.Philips LCD Japan Co., Ltd. (LPLJ)

LPLJ was incorporated in Tokyo, Japan in October 1999, to sell the TFT-LCD products of LG.Philips LCD Co., Ltd. As of December 31, 2005 and 2004, its capital stock amounted to JP ¥95 million and is wholly owned by LG.Philips LCD Co., Ltd.

(3)	LG.Philips LCD Germany GmbH (LPLG)

LPLG was incorporated in Düsseldorf, Germany in November 1999, to sell the TFT-LCD products of LG.Philips LCD Co., Ltd. As of December 31, 2005 and 2004, its capital stock amounted to EUR1 million and is wholly owned by LG.Philips LCD Co., Ltd.

(4)	LG.Philips LCD Taiwan Co., Ltd. (LPLT)

LPLT was incorporated in Taipei, Taiwan in April 1999, to sell TFT-LCD products and its shares were acquired by the Company in May 2000. As of December 31, 2005 and 2004, its capital stock amounted to NTD116 million and is wholly owned by LG.Philips LCD Co., Ltd.

9

LG.Philips LCD Co., Ltd. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2005 and 2004

(5)	LG.Philips LCD Nanjing Co., Ltd. (LPLCN)

LPLCN was incorporated in Nanjing, China in July 2002, to manufacture and sell TFT-LCD products. As of December 31, 2005 and 2004, its capital stock amounted to CNY 1,069 million and CNY 753 million respectively, and is wholly owned by LG. Philips LCD Co., Ltd.

(6)	LG.Philips LCD Hong Kong Co., Ltd. (LPLHK)

LPLHK was incorporated in Hong Kong in January 2003, to sell the TFT-LCD products of LG.Philips LCD Co., Ltd. As of December 31, 2005 and 2004, its capital stock amounted to HK$ 12 million and is wholly owned by LG.Philips LCD Co., Ltd.

(7)	LG.Philips LCD Shanghai Co., Ltd. (LPLSH)

LPLSH was incorporated in Shanghai, China in January 2003, to sell the TFT-LCD products of LG.Philips LCD Co., Ltd. As of December 31, 2005 and 2004, its capital stock amounted to CNY 4 million and is wholly owned by LG.Philips LCD Co., Ltd.

(8)	LG.Philips LCD Poland Sp. z o.o.(LPL Poland)

LPL Poland was incorporated in Poland on September 6, 2005, to manufacture and sell the TFT-LCD products of LG. Philips LCD Co., Ltd. As of December 31, 2005, its capital stock amounted to (Won)16 million and is 100% owned by LG. Philips LCD Co., Ltd.

Equity-method investments

The primary business activities of the equity-method investments are as follows:

(1)	Paju Electric Glass Co., Ltd. (PEG)

PEG was incorporated in Paju, Korea in January 2005, to produce electric glass. As of December 31, 2005, its capital stock amounted to (Won)36,000 million and 40% shares of PEG is owned by LG.Philips LCD Co., Ltd.

10

LG.Philips LCD Co., Ltd. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2005 and 2004

Consolidated Subsidiaries

A summary of financial data of the consolidated subsidiaries, prior to the elimination of intercompany transactions, is as follows:

Condensed Balance Sheet

(in millions of Korean won)	LG.Philips LCD America, Inc.		LG.Philips LCD Germany GmbH		LG.Philips LCD Japan.Co., Ltd.		LG.Philips LCD Taiwan Co., Ltd.		LG.Philips LCD Nanjing Co., Ltd.
Current assets	(Won)	179,547	(Won)	195,139	(Won)	166,443	(Won)	406,261	(Won)	790,923
Non-current assets		997		748		1,018		2,073		228,535

Total assets	(Won)	180,544	(Won)	195,887	(Won)	167,461	(Won)	408,334	(Won)	1,019,458

Current liabilities	(Won)	171,592	(Won)	192,632	(Won)	163,337	(Won)	395,659	(Won)	682,932
Non-current liabilities		—		—		18		443		133,120

Total liabilities		171,592		192,632		163,355		396,102		816,052

Capital stock		6,082		1,252		1,088		4,189		140,212
Retained earnings		4,445		2,353		3,941		9,759		73,004
Capital adjustments		(1,575)		(350)		(923)		(1,716)		(9,810)

Total shareholders’ equity		8,952		3,255		4,106		12,232		203,406

Total liabilities and shareholders’ equity	(Won)	180,544	(Won)	195,887	(Won)	167,461	(Won)	408,334	(Won)	1,019,458

(in millions of Korean won)	LG. Philips LCD HongKong Co., Ltd.		LG. Philips LCD Shanghai Co., Ltd.		LG. Philips LCD Poland Sp z o.o.		Total
Current assets	(Won)	144,939	(Won)	318,230	(Won)	9	(Won)	2,201,491
Non-current assets		495		353		—		234,219

Total assets	(Won)	145,434	(Won)	318,583	(Won)	9	(Won)	2,435,710

Current liabilities	(Won)	141,776	(Won)	315,870	(Won)	—	(Won)	2,063,798
Non-current liabilities		31		—		—		133,612

Total liabilities		141,807		315,870		—		2,197,410

Capital stock		1,736		596		16		155,171
Retained earnings		2,267		2,535		(6)		98,298
Capital adjustments		(376)		(418)		(1)		(15,169)

Total shareholders’ equity		3,627		2,713		9		238,300

Total liabilities and shareholders’ equity	(Won)	145,434	(Won)	318,583	(Won)	9	(Won)	2,435,710

11

LG.Philips LCD Co., Ltd. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2005 and 2004

Condensed Income Statement

(in millions of Korean won)	LG.Philips LCD, America, Inc.		LG.Philips LCD, Germany GmbH		LG.Philips LCD, Japan Co., Ltd.		LG.Philips LCD, Taiwan Co., Ltd.		LG.Philips LCD, Nanjing Co., Ltd.
Sales	(Won)	1,054,638	(Won)	1,330,822	(Won)	929,977	(Won)	2,734,321	(Won)	4,082,466
Cost of sales		1,043,496		1,318,357		921,186		2,711,618		3,981,085

Gross profit		11,142		12,465		8,791		22,703		101,381
Selling and administrative expenses		9,022		9,176		7,702		10,440		65,490

Operating income		2,120		3,289		1,089		12,263		35,891
Non-operating income (expense)		(1,121)		(1,153)		690		(9,560)		(2,902)

Ordinary income		999		2,136		1,779		2,703		32,989
Income tax expense		411		608		1,041		815		(1,832)

Net income	(Won)	588	(Won)	1,528	(Won)	738	(Won)	1,888	(Won)	34,821

(in millions of Korean won)	LG. Philips LCD HongKong Co., Ltd.		LG. Philips LCD Shanghai Co., Ltd.		LG. Philips LCD Poland Sp. z o.o.		Total
Sales	(Won)	1,160,715	(Won)	1,184,751	(Won)	—	(Won)	12,477,690
Cost of sales		1,153,589		1,178,182		—		12,307,513

Gross profit		7,126		6,569		—		170,177
Selling and administrative expenses		6,273		6,376		6		114,485

Operating income (loss)		853		193		(6)		55,692
Non-operating income (expense)		473		998		—		(12,575)

Ordinary income (loss)		1,326		1,191		(6)		43,117
Income tax expense		168		181		—		1,392

Net income (loss)	(Won)	1,158	(Won)	1,010	(Won)	(6)	(Won)	41,725

12

LG.Philips LCD Co., Ltd. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2005 and 2004

2. Summary of Significant Accounting Policies

The significant accounting policies followed by the Company and its consolidated subsidiaries (collectively referred to as the “consolidated companies”) in the preparation of the accompanying consolidated financial statements, are summarized below.

Basis of Consolidated Financial Statement Presentation

The Company maintains its accounting records in Korean won and prepares statutory financial statements in the Korean language (Hangul) in conformity with the accounting principles generally accepted in the Republic of Korea. Certain accounting principles applied by the Company that conform with financial accounting standards and accounting principles in the Republic of Korea may not conform with generally accepted accounting principles in other countries. Accordingly, these consolidated financial statements are intended for use by those who are informed about Korean accounting principles and practices. The accompanying consolidated financial statements have been condensed, restructured and translated into English from the Korean language consolidated financial statements. Certain information attached to the Korean language financial statements, but not required for a fair presentation of the Company’s financial position and results of operations, is not presented in the accompanying consolidated financial statements.

Accounting Estimates

The preparation of the financial statements requires management to make estimates and assumptions that affect amounts reported therein. Although these estimates are based on management’s best knowledge of current events and actions that the Company may undertake in the future, actual results may differ from those estimates.

Application of the Statements of Korean Financial Accounting Standards

The Korean Accounting Standards Board has published a series of Statements of Korean Financial Accounting Standards (SKFAS), which will gradually replace the existing financial accounting standards established by the Korean Financial Supervisory Commission. As SKFAS Nos. 10, 12 and 13 became applicable to the Company on January 1, 2004, the Company adopted these Standards in the preparation of financial statements for the periods beginning January 1, 2004.

And as SKFAS Nos. 15 through 17 became effective for the Company on January 1, 2005, the Company adopted these Standards in its financial statements for the year ended December 31, 2005.

Principles of Consolidation

The fiscal year end of the consolidated subsidiaries is the same as that of the Controlling Company. Differences in accounting policy, between the Controlling Company and consolidated subsidiaries, are adjusted during consolidation.

The accompanying consolidated financial statements include the accounts of the Company and its consolidated subsidiaries.

All significant intercompany transactions and balances with consolidated subsidiaries have been eliminated during consolidation (Note 21).

13

LG.Philips LCD Co., Ltd. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2005 and 2004

To eliminate the investment account of the Controlling Company and corresponding capital accounts of subsidiaries, the purchase method or the pooling of interest method is applied, depending on the nature of the transaction. In using the purchase method, when the Company has control over a subsidiary, the Company records the differences between the initial investment accounts and corresponding capital accounts of subsidiaries as goodwill or negative goodwill, which is amortized over less than 20 years, using the straight-line method.

Unrealized gains or losses included in inventories and other assets as a result of intercompany transactions are eliminated based on the average gross profit ratio of the corresponding company. Unrealized gains or losses, arising from sales by the Controlling Company to the consolidated subsidiaries, is fully eliminated and charged to the equity of the Controlling Company. Unrealized gains or losses, arising from sales by the consolidated subsidiaries to the Controlling Company, or sales between consolidated subsidiaries, are fully eliminated, and charged to the equity of the Controlling Company and the minority interests, based on the percentage of ownership.

Cash and Cash Equivalents

The Company considers cash on hand, bank deposits and highly liquid marketable securities with original maturities of three months or less to be cash and cash equivalents.

Revenue Recognition

Sales of manufactured products are recognized when significant risks and rewards of ownership of the goods are transferred to the buyer.

Allowance for Doubtful Accounts

The Company provides an allowance for doubtful accounts and notes receivable based on the aggregate estimated collectibility of the receivables.

Inventories

The Company accounts for inventories under the provision of SKFAS No.10, Inventories. Inventories are stated at the lower of cost or market, with cost being determined using the weighted-average method, except for materials-in-transit, which are stated at actual cost using the specific identification method. If the net realizable value of inventory is less than its cost, the carrying amount is reduced to the net realizable value. Any inventory valuation loss is added to the cost of sales.

Investments

The Company accounts for equity and debt securities under the provision of SKFAS No. 8, Investments in Securities. This statement requires investments in equity and debt securities to be divided into three categories: trading, available-for-sale and held-to-maturity.

Securities are initially carried at cost, including incidental expenses, with cost being determined using the gross average method. Debt securities, which the Company has the intent and ability to hold to maturity, are generally carried at cost, adjusted for the amortization of discounts or premiums. Premiums and discounts on debt securities are amortized over the term of the debt using the effective interest rate method. Trading and available-for-sale securities are carried at fair value, except for non-marketable securities classified as available-for-sale securities, which are carried at cost. Non-marketable debt securities are carried at a value using the present value of future cash flows, discounted at the reasonable interest rate determined considering the credit ratings provided by the independent credit rating agencies.

14

LG.Philips LCD Co., Ltd. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2005 and 2004

Unrealized valuation gains or losses on trading securities are charged to current operations, and those resulting from available-for-sale securities are recorded as a capital adjustment, the accumulated amount of which shall be charged to current operations when the related securities are sold, or when an impairment loss on the securities is recognized. Impairment losses are recognized in the income statement when the recoverable amounts are less than the acquisition cost of securities or adjusted cost of debt securities for the amortization of discounts or premiums.

Investments in equity securities of companies, over which the Company exercises significant control or influence, are recorded using the equity method of accounting. Under the equity method, the Company records changes in its proportionate ownership in the book value of the investee in current operations, as capital adjustments or as adjustments to retained earnings, depending on the nature of the underlying change in the book value of the investee. The Company discontinues the equity method of accounting for investments in equity method investees when the Company’s share in the accumulated losses of the investees equals the costs of the investments, and until the subsequent cumulative changes in its proportionate net income of the investees equals its cumulative proportionate net losses not recognized during the periods when the equity method was suspended.

Differences between the initial purchase price and the Company’s initial proportionate ownership in the net book value of the investee are amortized over the period up to 20 years using the straight-line method.

The Company’s proportionate unrealized profit arising from sales between the Company and the equity-method investees or sales between equity-method investees is eliminated.

Property, Plant and Equipment

The cost of property, plant and equipment includes purchase costs or manufacturing costs, incidental costs directly related to preparing the premises and equipment for use, and the discounted estimated costs to remove, dismantle or restore property, plant and equipment at the end of the estimated useful lives of the related assets when those costs meet the conditions for the recognition of liabilities.

Property, plant and equipment are stated at cost, net of accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the related assets as enumerated below:

Estimated useful life
Buildings	20 - 40 years
Structures	20 - 40 years
Machinery and equipment	4 years
Vehicles	4 years
Tools, furniture and fixtures	3 - 5 years

Routine maintenance and repairs are charged to current operations as incurred. Betterments and renewals, enhancing the value of the assets over the recently appraised value of the assets, are capitalized.

15

LG.Philips LCD Co., Ltd. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2005 and 2004

The Company assesses the potential impairment of property, plant and equipment when there is evidence that events or changes in circumstances have made the recovery of an asset’s carrying value to be unlikely. The carrying value of the assets is reduced to the estimated realizable value, and an impairment loss is recorded as a reduction in the carrying value of the related asset and charged to current operations. However, the recovery of the impaired assets would be recorded in current operations up to the cost of the assets, net of accumulated depreciation before impairment, when the estimated value of the assets exceeds the carrying value after impairment.

Lease Transactions

The Company accounts for lease transactions as either operating lease or capital lease, depending on the terms of the lease agreement. As of December 31, 2005, current lease transactions are classified only as operating leases and the related lease rentals are charged to expense when incurred.

Intangible Assets

Intangible assets, comprising industrial property rights, rights to use electronics and gas supply facilities, rights to use the industrial water facility, goodwill and software costs, are stated at cost, net of accumulated amortization. Amortization is computed using the straight-line method over the estimated useful lives of the assets ranging from four to ten years. Research and development costs are charged to current operations when incurred, and are included in operating expenses.

The Company assesses the potential impairment of intangible assets when there is evidence that events or changes in circumstances have made the recovery of an asset’s carrying value to be unlikely. The carrying value of the assets is reduced to the estimated realizable value, and an impairment loss is recorded as a reduction in the carrying value of the related asset and charged to current operations. However, the recovery of the impaired assets would be recorded in current operations up to the cost of the asset, net of accumulated amortization before impairment, when the estimated value of the assets exceeds the carrying value after impairment.

Discounts on Debentures

Discounts on debentures are amortized over the repayment period using the effective interest rate method. Amortization is included in interest expense.

Foreign Currency Translation

Monetary assets and liabilities denominated in foreign currencies are translated into Korean won at the exchange rates in effect at the balance sheet date ((Won)1.013.0: US$1 as of December 31, 2005; (Won)1,035.6 : US$1 as of December 31, 2004), and the resulting translation gains and losses are recognized in current operations.

Translation of Foreign Currency Statements

Foreign currency financial statements of consolidated subsidiaries are translated into Korean won using the exchange rates in effect at the balance sheet date for assets and liabilities, and annual average exchange rates for income and expenses. Any resulting translation gain or loss is included in shareholders’ equity.

Warranty Reserve

The Company provides warranty relating to product defects for a specified period of time after sale. Estimated costs of product warranties are charged to cost at the time of sale and are included in the accompanying balance sheet as a warranty reserve. The warranty reserve as of December 31, 2005 is (Won)24,947 million (December 31, 2004, (Won)19,217 million), and provision for warranty reserve for the year ended in December 31, 2005 is (Won)28,909 million (2004: (Won)13,909 million).

16

LG.Philips LCD Co., Ltd. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2005 and 2004

Accrued Severance Benefits

Employees and directors with at least one year of service are entitled to receive a lump-sum payment upon termination of their employment, based on their length of service and rate of pay at the time of termination. Accrued severance benefits represent the amount which would be payable assuming all eligible employees and directors were to terminate their employment as of the balance sheet date.

The Company has made deposits to the National Pension Fund in accordance with the National Pension Fund Law. The use of the deposit is restricted to the payment of severance benefits. Accordingly, accrued severance benefits in the accompanying balance sheet are presented net of such deposit.

Accrued severance benefits are funded through a group severance insurance plan and are presented as a deduction from accrued severance benefits.

Sales or Discount of Accounts Receivable

The Company sells or discounts certain accounts or notes receivable to financial institutions, and accounts for the transactions as sales of the receivables if the control over the receivables is substantially transferred to the buyers. The losses from the sales of the receivables are charged to current operations as incurred.

Derivatives

The Company enters into various derivative transactions to hedge against financial risks. Derivatives are classified into: cash flow hedges, hedges for fluctuations in fair market value caused by the changes in foreign exchange rates, and those acquired for profit. In case of cash flow hedges, unrealized holding gains and losses are recorded as capital adjustments in the balance sheet. In the case of hedging for fluctuations in fair market value, unrealized holding gains and losses are recorded in the income statement. If the contract expires, the gains and losses from derivative transactions are presented in the income statement in case of hedges for fluctuations in fair market value and are offset against sales in case of cash flow hedging.

Convertible bonds

When convertible bonds are issued, the amount paid for the conversion right, which is computed as a difference between the issuing value and the present value of future cash flows discounted at effective interest rate of bond without conversion features, is included in other capital surplus. The related adjustment account to the conversion right is presented as a deduction of face value, whereas call premium is presented as an addition.

Stock Appreciation Plan

Compensation costs for stock options granted to employees and executives are recognized on the basis of intrinsic value. Under the intrinsic value basis method, compensation costs for stock option plans are determined by calculating the difference between the exercise price and the market price of the underlying stock. Stock-based compensation cost is remeasured at each reporting date, based on the intrinsic value of the award, and is recognized as expense over the agreed minimum service period.

17

LG.Philips LCD Co., Ltd. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2005 and 2004

Income Taxes

The Company recognizes deferred income tax assets and liabilities, which represent temporary differences between the financial reporting and tax bases of assets and liabilities. Deferred income tax assets and liabilities are computed on such temporary differences, including available net operating loss carryforwards and tax credits, by applying enacted statutory tax rates applicable to the years when such differences are expected to reverse. Deferred income tax assets are recognized when it is almost certain that such deferred income tax assets will be realized. The total income tax provision includes the current income tax expense under applicable tax regulations and the change in the balance of deferred income tax assets and liabilities during the period.

Investment tax credits are accounted for by the flow-through method, whereby income taxes are reduced in the period the assets giving rise to such credits are placed in service. To the extent such credits are not currently utilized, deferred income tax assets, subject to considerations on their recognition, are recognized for the carryforward amount.

3. Cash and Cash Equivalents, and Financial Instruments

Cash and cash equivalents, and financial instruments as of December 31, 2005 and 2004, consist of the following:

(in millions)	Annual interest rate (%) as of December 31, 2005	2005		2004
Cash and cash equivalents
Cash on hand	—	(Won)	6	(Won)	7
Checking accounts	—		51		122
Time deposits	3.5-3.7		942,359		1,130,869
Passbook accounts in millions of foreign currencies of US$ 517, JP¥ 268,
EUR 6, NTD 93,
CNY 706, HKD 96
(2004 : US$, 139, JP¥ 146,
EUR 2, NTD 100,
CNY 585, HKD, 42)	3.8		637,036		230,241

			1,579,452		1,361,239
Long-term financial instruments
Guarantee deposit for checking accounts	0.1-0.5		16		16

		(Won)	1,579,468	(Won)	1,361,255

As of December 31, 2005 and 2004, long-term financial instruments represent key money deposits required to maintain checking accounts and, accordingly, the withdrawal of such deposits is restricted.

18

LG.Philips LCD Co., Ltd. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2005 and 2004

4. Receivables

The Company’s receivables, including trade accounts and notes receivable, as of December 31, 2005 and 2004, consist of the following:

	2005
(in millions of Korean won)	Gross amount		Allowance for doubtful accounts		Discounts on present value		Carrying value
Trade accounts and notes receivable	(Won)	1,270,781	(Won)	3,882	(Won)	—	(Won)	1,266,899
Other accounts receivable		66,660		457		—		66,203
Accrued income		1,383		14		—		1,369
Advance payments		6,054		60		—		5,994

	(Won)	1,344,878	(Won)	4,413	(Won)	—	(Won)	1,340,465

	2004
(in millions of Korean won)	Gross amount		Allowance for doubtful accounts		Discounts on present value		Carrying value
Trade accounts and notes receivable	(Won)	893,577	(Won)	3,070	(Won)	—	(Won)	890,507
Other accounts receivable		64,161		349		2		63,810
Accrued income		1,485		15		—		1,470
Advance payments		9,924		99		—		9,825

	(Won)	969,147	(Won)	3,533	(Won)	2	(Won)	965,612

There were no negotiated foreign currency receivables outstanding as of December 31, 2005, and 2004. As of December 31, 2005, trade bills to overseas subsidiaries negotiated through banks but not yet matured, which was recorded as short-term borrowing, amounted to (Won)303,904 million (December 31, 2004: (Won)410,824 million).

In September 2004, the Company entered into a five-year accounts receivable securitization program (the “Program”) with a financial institution. The Program allows the Company to sell, on a revolving basis, an undivided interest up to US$300 million in eligible accounts receivables of four subsidiaries, namely, LG.Philips LCD America (“LPLA”), LG.Philips LCD Germany (“LPLG”), LG.Philips LCD Taiwan (“LPLT”) and LG.Philips LCD Japan (“LPLJ”), while retaining a subordinated interest in a portion of the receivables. The eligible receivables of LPLA and LPLG are sold without legal recourse to third party conduits through LG. Philips LCD America Finance Corporation, a qualifying bankruptcy-remote special purpose entity, which is wholly owned by LPLA but is not consolidated for financial reporting purposes. The eligible receivables of LPLT and LPLJ are sold without legal recourse to third party conduits through ABN AMRO Taipei Branch and ABN AMRO Tokyo Branch, respectively.

19

LG.Philips LCD Co., Ltd. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2005 and 2004

As of December 31, 2005, the outstanding balance of securitized accounts receivable held by the third party conduits totaled (Won)272,571 million (December 31, 2004: (Won)305,203 million), of which the Company’s subordinated retained interest was (Won)52,532 million (December 31, 2004 : (Won)59,324 million). Accordingly, (Won)220,039 million (December 31, 2004: (Won)245,879 million) of accounts receivable balances, net of applicable allowances, was removed from the consolidated balance sheets at December 31, 2005. Losses including the loss on sale of receivables, various program and facility fees associated with the Program totaled approximately (Won)8,737 million for the year ended December 31, 2005.

5. Assets and Liabilities Denominated in Foreign Currencies

As of December 31, 2005 and 2004, monetary assets and liabilities denominated in foreign currencies, excluding those disclosed elsewhere in the accompanying notes, are as follows:

	2005				2004
(in millions)	Korean Won equivalent		Foreign currency		Korean Won equivalent		Foreign Currency
Trade accounts and notes receivable	(Won)	1,258,328	US$ JP¥ EUR NTD HKD	480 16,914 142 10,773 938	(Won)	859,505	US$ JP¥ EUR NTD HKD	494 3,396 64 3,196 896
Other accounts receivable		63,535	US$ JP¥ EUR NTD CNY	7 705 15 1,006 8		63,739	US$ JP¥ EUR NTD CNY	6 1,003 9 986 21
Trade accounts and notes payable		291,505	US$ JP¥ EUR CNY HKD	63 11,150 1 1,041 —		298,173	US$ JP¥ NTD CNY HKD	61 10,440 2 1,038 —
Other accounts payable		197,188	US$ JP¥ EUR NTD CNY HKD	14 16,170 17 24 179 3		158,879	US$ JP¥ EUR NTD CNY HKD	13 10,651 11 22 171 2
Accrued expenses		10,886	US$ JP¥ EUR NTD CNY HKD	7 8 1 46 12 1		17,469	US$ JP¥ EUR NTD CNY HKD	14 8 — 27 10 1
Advanced received		51,991	US$	51		—	US$	—

20

LG.Philips LCD Co., Ltd. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2005 and 2004

6. Inventories

Inventories as of December 31, 2005 and 2004, consist of the following:

(in millions of Korean won)	2005		2004
Finished products	(Won)	355,532	(Won)	536,645
Work-in-process		170,775		148,511
Raw materials		142,717		125,202
Supplies		66,142		54,067

		735,166		864,425
Less : Valuation loss		(44,381)		(59,137)

	(Won)	690,785	(Won)	805,288

As of December 31, 2005, inventories and property, plant and equipment are insured against fire and other casualty losses up to (Won)30,088,637 million, CNY 5,451 million, US$ 19 million, NTD 5 million and EUR 11 million (December 31, 2004: (Won)26,873,073 million, CNY 5,490 million, US$ 44 million, NTD 10 million and EUR 5 million). Also, as of December 31, 2005, the Company insured directors’ and officers’ liabilities up to US$ 100 million (December 31, 2004: (Won)85 million).

7. Equity-method Investment

Equity-method investment as of December 31, 2005, mainly consist of the following:

	2005
(in millions of Korean won)	No. of shares owned by the Company	Percentage of Ownership (%)	Acquisition cost		Market or net asset value		Carrying value
Paju Electric Glass	1,440,000	40	(Won)	14,400	(Won)	14,083	(Won)	14,156

21

LG.Philips LCD Co., Ltd. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2005 and 2004

As of and for the year ended December 31, 2005, condensed financial statements of the investees, prior to the elimination of intercompany transactions, are as follows:

Condensed Balance Sheets

(in millions of Korean won)	Paju Electric Glass
Current assets	(Won)	26,250
Non-current assets		27,829

Total assets	(Won)	54,079

Current liabilities	(Won)	18,872
Non-current liabilities		—

Total liabilities		18,872

Capital stock		36,000
Retained earnings		(608)
Capital adjustments		(185)

Total shareholders’ equity		35,207

Total liabilities and shareholders’ equity	(Won)	54,079

Condensed Income Statement

(In millions of Korean won)	Paju Electric Glass
Sales	(Won)	—
Cost of sales		—

Gross profit		—
Selling and administrative expenses		669

Operating loss		(669)
Non-operating income		60

Ordinary loss		(609)
Income tax expense		—

Net loss	(Won)	(609)

The details of the equity method valuation for the year ended December 31, 2005, are as follows:

	2005
(in millions of Korean won)	Balance as of January 1, 2005		Acquisitions during the year		Loss on valuation of investments using equity method		Retained earnings adjustment		Capital adjustment		Balance as of December 31, 2005
Paju Electric Glass	(Won)	—	(Won)	14,400	(Won)	(244)	(Won)	—	(Won)	—	(Won)	14,156

22

LG.Philips LCD Co., Ltd. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2005 and 2004

8. Property, Plant and Equipment

Changes in property, plant and equipment for the years ended December 31, 2005 and 2004, are as follows:

	2005
(in millions of Korean won)	Land		Buildings		Structures		Machinery and equipment		Tools		Furniture and fixtures
Balance as of January 1, 2005	(Won)	313,620	(Won)	884,154	(Won)	114,875	(Won)	3,433,928	(Won)	25,932	(Won)	90,478
Acquisition		—		33,270		616		106,669		11,828		58,429
Capitalized interest		—		7,300		—		33,009		—		—
Depreciation		—		(49,491)		(6,617)		(1,622,375)		(12,036)		(58,199)
Disposal		—		—		—		(581)		(12)		(83)
Transfer		2,616		836,529		13,953		3,227,406		40,395		64,768

Balance as of December 31, 2005	(Won)	316,236	(Won)	1,711,762	(Won)	122,827	(Won)	5,178,056	(Won)	66,107	(Won)	155,393

Accumulated depreciation	(Won)	—	(Won)	178,817	(Won)	26,448	(Won)	5,838,978	(Won)	59,440	(Won)	194,476

	Vehicles		Other		Machinery- in-transit		Construction- in-progress		Total
Balance as of January 1, 2005	(Won)	4,961	(Won)	2,501	(Won)	704,588	(Won)	953,145	(Won)	6,528,182
Acquisition		1,175		604		945,207		3,218,320		4,376,118
Capitalized interest		—		—		1,663		4,747		46,719
Depreciation		(1,784)		—		—		—		(1,750,502)
Disposal		(229)		—		—		—		(905)
Transfer		2,342		2,947		(1,145,671)		(3,045,298)		(13)

Balance as of December 31, 2005	(Won)	6,465	(Won)	6,052	(Won)	505,787	(Won)	1,130,914	(Won)	9,199,599

Accumulated depreciation	(Won)	5,352	(Won)	—	(Won)	—	(Won)	—	(Won)	6,303,511

	2004
(in millions of Korean won)	Land		Buildings		Structures		Machinery and equipment		Tools		Furniture and fixtures
Balance as of January 1, 2004	(Won)	88,669	(Won)	530,769	(Won)	119,091	(Won)	2,087,283	(Won)	19,171	(Won)	75,334
Acquisition during the year		23		55,300		2,016		47,188		8,885		47,128
Capitalized interest		55		4,147		—		18,327		—		—
Depreciation		—		(43,603)		(5,834)		(1,119,267)		(10,692)		(47,344)
Disposal		—		(88)		—		(4,766)		(3)		(4,580)
Transfers		224,873		337,629		(398)		2,405,163		8,571		19,940

Balance as of December 31, 2004	(Won)	313,620	(Won)	884,154	(Won)	114,875	(Won)	3,433,928	(Won)	25,932	(Won)	90,478

Accumulated depreciation	(Won)	—	(Won)	126,580	(Won)	20,005	(Won)	4,273,741	(Won)	44,666	(Won)	142,427

23

LG.Philips LCD Co., Ltd. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2005 and 2004

	Vehicles		Other		Machinery in-transit		Construction- in-progress		Total
Balance as of January 1, 2004	(Won)	3,048	(Won)	1,529	(Won)	28,521	(Won)	993,992	(Won)	3,947,407
Acquisition during the year		3,334		—		1,333,467		2,295,070		3,792,411
Capitalized interest		—		—		4,747		5,412		32,688
Depreciation		(1,451)		—		—		—		(1,228,191)
Disposal		—		—		—		—		(9,437)
Transfers		30		972		(662,147)		(2,341,329)		(6,696)

Balance as of December 31, 2004	(Won)	4,961	(Won)	2,501	(Won)	704,588	(Won)	953,145	(Won)	6,528,182

Accumulated depreciation	(Won)	3,762	(Won)	—	(Won)	—	(Won)	—	(Won)	4,611,181

As of December 31, 2005, the value of the Company’s land, as determined by the local government in Korea for property tax assessment purposes, amounts to approximately (Won)366,820 million (December 31, 2004 : (Won)259,230 million).

The Company capitalizes the loss (gain) on foreign currency rate changes and interest expense incurred on borrowings used to finance the cost of constructing facilities and equipment. Capitalized loss on foreign exchange rate fluctuations and interest expense for the year ended December 31, 2005, is (Won)46,719 million (2004: (Won)32,688 million).

For the year ended December 31, 2005, net gain on foreign currency translation, arising from foreign currency borrowings, which was deducted from capitalized interest expenses, is (Won)4,133 million (2004: (Won)8,597 million).

For the year ended December 31, 2005, the effects of capitalized expenses on significant accounts in the balance sheet and statement of income are as follows:

Balance sheet

	If interest expenses are capitalized				If interest expenses are expensed as incurred				Difference
(in millions of Korean won)	Acquisition cost		Accumulated depreciation		Acquisition cost		Accumulated depreciation		Acquisition cost		Accumulated depreciation
Property, plant and equipment	(Won)	15,503,110	(Won)	6,303,511	(Won)	15,414,376	(Won)	6,289,740	(Won)	88,734	(Won)	13,771

Statement of income

(in millions of Korean won)	If interest expenses are capitalized		If interest expenses are expensed as incurred		Difference
Depreciation	(Won)	1,750,502	(Won)	1,740,556	(Won)	9,946
Interest expense		104,928		155,780		(50,852)
Foreign currency translation gain		68,520		72,653		4,133
Net income		517,012		480,239		(36,773)

24

LG.Philips LCD Co., Ltd. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2005 and 2004

9. Intangible Assets

Changes in intangible assets for the years ended December 31, 2005 and 2004, are as follows:

	2005
(in millions of Korean won)	Intellectual property rights		Rights for industrial water facilities		Software		Others		Total
Balance as of January 1, 2005	(Won)	172,073	(Won)	9,893	(Won)	9,785	(Won)	259	(Won)	192,010
Acquisition during the year		10,829		12		1,894		—		12,735
Reversal		—		(18)		—		—		(18)
Amortization		(41,889)		(1,234)		(2,266)		(32)		(45,421)

Balance as of December 31, 2005	(Won)	141,013	(Won)	8,653	(Won)	9,413	(Won)	227	(Won)	159,306

Accumulated amortization	(Won)	285,141	(Won)	3,646	(Won)	11,561	(Won)	1,115	(Won)	301,463

	2004
(in millions of Korean won)	Intellectual property rights		Rights for industrial water facilities		Software		Others		Total
Balance as of January 1, 2004	(Won)	209,922	(Won)	4,287	(Won)	8,144	(Won)	128	(Won)	222,481
Acquisition during the year		3,269		6,461		4,694		153		14,577
Amortization		(41,118)		(855)		(3,053)		(22)		(45,048)

Balance as of December 31, 2004	(Won)	172,073	(Won)	9,893	(Won)	9,785	(Won)	259	(Won)	192,010

Accumulated amortization	(Won)	243,252	(Won)	2,412	(Won)	9,295	(Won)	1,083	(Won)	256,042

The Company has classified the amortization as part of manufacturing overhead cost. The total amortization expense for the year ended December 31, 2005, amount to (Won)45,421 million (2004: (Won)45,048 million).

The details of intellectual property rights as of December 31, 2005 and 2004, are as follows:

(in millions of Korean won)	Description	2005		2004		Remaining period
Intellectual property rights	Patent relating to TFT-LCD business	(Won)	141,013	(Won)	172,073	4~10 years

The Company expensed research and development costs of (Won)365,437 million for the year ended December 31, 2005 (2004: (Won)255,327 million).

25

LG.Philips LCD Co., Ltd. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2005 and 2004

For the years ended December 31, 2005 and 2004, the significant expenses, which are expected to have probable future economic benefits but expensed in the period incurred, consist of the following:

(in millions of Korean won)	2005		2004
Training expenses	(Won)	15,042	(Won)	13,258
Advertising expenses		21,907		5,524
Expenses for foreign market expansion		8,835		7,377

	(Won)	45,784	(Won)	26,159

10. Short-Term Borrowings

Short-term borrowings as of December 31, 2005 and 2004, are as follows:

(in millions of Korean won)	Creditor	Annual interest rates (%) as of December 31, 2005	2005		2004
Documents against acceptance of US$ 300 million (2004 : US$ 369 million and JP¥ 2,808 million)	Woori Bank and others	3M Libor + 0.7~0.9	(Won)	303,904	(Won)	410,824
General loans of US$ 5 million (2004 : US$ 61 million, JP¥ 393 million and CNY 43 million)	Mizuho Bank and others	3M Libor + 0.5~0.8		5,065		72,396

			(Won)	308,969	(Won)	483,220

26

LG.Philips LCD Co., Ltd. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2005 and 2004

11. Long-Term Debts

Long-term debts as of December 31, 2005 and 2004, consist of the following:

(in millions of Korean won)	Annual interest rates (%) as of December 31, 2005	2005		2004
Won currency debentures
Non-guaranteed, payable through 2010	3.5 ~ 6.0	(Won)	1,750,000	(Won)	1,350,000
Private debentures, payable in 2010	5.89		200,000		—
Less: Current maturities			(200,000)		—
Discounts on debentures			(28,120)		(33,396)

			1,721,880		1,316,604

Foreign currency debentures
Floating rate notes, payable through 2007	3ML+0.6~3ML+1.1		304,913		416,311
Term notes, payable through 2006	3ML+1.1		82,559		168,803

			387,472		585,114
Less: Current maturities			(184,872)		(188,997)
Discount on debentures			(1,960)		(5,005)

			200,640		391,112

Convertible bonds¹
US dollar-denominated bond, payable through 2010	—		483,780		—
Add : Call premium			84,613		—
Less : Current maturities			—		—
Discount on debentures			(2,724)		—
Conversion adjustment			(102,917)		—

			462,752		—

		(Won)	2,385,272	(Won)	1,707,716

Won currency loans
General loans	5.9~6.1	(Won)	117,800	(Won)	117,800
	3.25		8,620		—
Less : Current maturities			(29,417)		—

			97,003		117,800

Foreign currency loans
General loans	4.6~5.5,		362,908		182,911
	3ML+1.1,
	6ML+1.2,
	3ML+1.35,
	3ML+0.99
Less : Current maturities			(29,214)		(23,995)

			333,694		158,916

		(Won)	430,697	(Won)	276,716

27

LG.Philips LCD Co., Ltd. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2005 and 2004

¹	On April 19, 2005, the Company issued US dollar-denominated convertible bonds totalling US$475 million, with a zero coupon rate. On or after June 27, 2005 through April 4, 2010, the bonds are convertible into common shares at a conversion price of (Won)58,251 per share of common stock, subject to adjustment based on certain events. The bonds will mature in five years from the issue date and will be repaid at 117.49 % of their principal amount at maturity. The bondholders have a put option to be repaid at 108.39 % of their principal amount on October 19, 2007. As of December 31, 2005, the number of non-converted common shares is 8,276,681.

As of December 31, 2005, the foreign currency debentures denominated in U.S. dollars amount to US$ 383 million (December 31, 2004 : US$ 565 million), while the foreign currency loans denominated in U.S. dollars and Chinese yuan renminbi amounted to US$ 326 million and CNY 263 million (December 31, 2004 : US$ 159 million and CNY 145 million), respectively.

Current maturities of long-term debts as of December 31, 2005 and 2004, consist of the following:

(in millions of Korean won) Type of borrowing	Annual interest rate (%) as of December 31, 2005	2005		2004
Long -term debt in won currency loans	5.9-6.1	(Won)	29,417	(Won)	—
Long-term debt in won currency debt	6.0		200,000		—
Long-term debt in foreign currency debentures of US$ 183 million (2004: US$ 183 million)	3ML+1.1		184,872		188,997
Long-term debt in foreign currency loans of US$ 28 million (2004: US$ 24 million)	3ML+1.1, 5.3		29,215		23,995

			443,504		212,992
Less: Discount on debentures			(2,664)		(1,981)

		(Won)	440,840	(Won)	211,011

28

LG.Philips LCD Co., Ltd. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2005 and 2004

The aggregate annual maturities of long-term debts outstanding as of December 31, 2005, exclusive of adjustments relating to discounts, are as follows:

(in millions of Korean won)
For the year ending December 31,	Won currency debentures		Won currency loans		Foreign currency debentures		Convertible bonds		Foreign currency loans		Total
2007	(Won)	300,000	(Won)	39,267	(Won)	202,600	(Won)	—	(Won)	46,646	(Won)	588,513
2008		250,000		39,266		—		—		103,304		392,570
2009		600,000		9,850		—		—		72,873		682,723
2010		600,000		862		—		483,780		72,884		1,157,526
2011		—		1,724		—		—		30,390		32,114
2012		—		1,724		—		—		7,597		9,321
Thereafter		—		4,310		—		—		—		4,310

	(Won)	1,750,000	(Won)	97,003	(Won)	202,600	(Won)	483,780	(Won)	333,694	(Won)	2,867,077

12. Leases

The Company entered into various lease agreements for the rental of certain machinery and equipment. The Company accounts for these leases as operating leases, under which lease payments are charged to expense as incurred.

As of December 31, 2005, future lease payments under these operating lease agreements are as follows:

(in millions of Korean won)
For the period ending December 31,	Annual payment
2006	(Won)	1,564
2007		516
2008		195
2009		45
2010		17

Total	(Won)	2,337

29

LG.Philips LCD Co., Ltd. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2005 and 2004

13. Accrued Severance Benefits

Changes in accrued severance benefits for the years ended December 31, 2005 and 2004, consist of the following:

(in millions of Korean won)	2005		2004
Balance at the beginning of the year	(Won)	81,981	(Won)	56,558
Actual severance payments		(16,306)		(8,291)
Transferred from / to affiliated companies, net		2,484		1,130
Provision for severance benefits		43,851		32,584

		112,010		81,981
Cumulative deposits to National Pension Fund		(708)		(737)
Severance insurance deposit		(68,096)		(49,280)

Balance at the end of the year	(Won)	43,206	(Won)	31,964

The severance benefits are funded approximately 60.8% (2004 : 60.1%) as of December 31, 2005, through a severance insurance deposit for the payment of severance benefits, which is deducted from accrued severance benefit liabilities. The beneficiaries of the severance insurance deposit are the Company’s employees.

30

LG.Philips LCD Co., Ltd. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2005 and 2004

14. Stock Appreciation Plan

On April 7, 2005, the Company granted 450,000 shares of stock appreciations rights (“SARs”) for certain executives. Under the terms of this plan, executives, upon exercising their SARs, are entitled to receive cash equal to the excess of the market price of the Company’s common stock over the exercise price of (Won)44,050 per share. The exercise price decreased from (Won)44,260 to (Won)44,050 due to the additional issuance of common stock in 2005. These SARs are exercisable on or after April 8, 2008, through April 7, 2012. Additionally, when the increase rate of the Company’s share price is the same or less than the increase rate of the Korea Composite Stock Price Index (“KOSPI”) over the three-year period following the grant date, only 50% of the initially granted shares can be exercised.

The options activity under the SARs for the year ended December 31, 2005, is as follows:

	Number of shares under SARs
Balance, January 1, 2005	(Won)	—
Options granted		450,000
Options exercised		—
Options canceled/expired¹		40,000

Balance, December 31, 2005	(Won)	410,000

¹	Option canceled due to the retirement of an executive officer.

The Company did not recognize any compensation costs in 2005 as market price is below than exercise price as of December 31, 2005.

31

LG.Philips LCD Co., Ltd. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2005 and 2004

15. Commitments and Contingencies

As of December 31, 2005, the Company has bank overdraft agreements with various banks amounting to (Won)59,000 million.

As of December 31, 2005, the Company has a revolving credit facility agreement with several banks totaling (Won)450,000 million and US$ 100 million.

As of December 31, 2005, the Company has agreements with several banks for U.S. dollar denominated accounts receivable negotiating facilities up to an aggregate of US$1,175 million. The Company has made agreements with several banks in relation to the opening of letters of credit amounting to (Won)140,000 million and US$145 million.

LPLA has entered into a line of credit agreement, up to US$10 million with Comerica Bank. LPLJ and LPLT are provided with repayment guarantees from UFJ Bank and ABN AMRO Bank amounting to JP¥1,000 million and NTD35 million, respectively, relating to their local tax payments.

As of December 31, 2005, in relation to its TFT-LCD business, the Company has technical license agreements with Hitachi and others, and also has trademark license agreements with LG Corporation and Philips Electronics.

The Company enters into foreign currency forward contracts to manage the exposure to changes in currency exchange rates in accordance with its foreign currency risk management policy. The use of foreign currency forward contracts allows the Company to reduce its exposure to the risk that the eventual Korean won cash outflows resulting from operating expenses, capital expenditures, purchasing of materials and debt service will be adversely affected by changes in exchange rates.

A summary of said contracts follows :

(in millions) Contracting party	Selling position	Buying position	Contract foreign exchange rate	Maturity date

HSBC and others	US$ 3,266	(Won)3,357,233	(Won)994.31:US$1- (Won)1,058.65:US$1	January 2, 2006 - December 12, 2006

Citibank and others	EUR 104	(Won)131,182	(Won)1,219.31:EUR 1- (Won)1,352.44:EUR1	January 23, 2006 - December 20, 2006

ABN AMRO and others	(Won)370,919	JP¥ 40,239	(Won)8.669: JP¥1- (Won)9.92:JP¥1	January 2, 2006 - December 1, 2006

Korea Exchange Bank and others	US$ 135	JP¥ 15,800	JP¥112.23: US$1- JP¥120.4: US$1	January 4, 2006 - March 28, 2006

32

LG.Philips LCD Co., Ltd. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2005 and 2004

As of December 31, 2005, the Company recorded unrealized gains and losses on outstanding foreign currency forward contracts of (Won)63,962 million and (Won)26,061 million, respectively. Total unrealized gains and losses of (Won)26,081 million and (Won)1,514 million, respectively, were charged to operations for the year ended December 31, 2005, as these contracts did not meet the requirements for a cash flow hedge. Unrealized gains and losses of (Won)29,292 million and (Won)18,982 million, respectively, incurred relating to cash flow hedges from forecasted exports, were recorded as capital adjustments.

The forecasted hedged transactions are expected to occur on December 20, 2006. The aggregate amount of all deferred gains and losses of (Won)37,881 million and (Won)24,547 million, respectively, recorded net of tax under capital adjustments, are expected to be included in the determination of gain and loss within a year from December 31, 2005.

For the year ended December 31, 2005, the Company recorded realized exchange gains of (Won)89,311 million (2004: (Won)80,306 million) on foreign currency forward contracts upon settlement, and realized exchange losses amounted to (Won)100,935 million (2004: (Won)51,597 million).

The Company entered into cross-currency swap contracts to manage the exposure to changes in currency exchange rates in accordance with its foreign currency risk management policy and to manage the exposure to changes in interest rates related to floating rate notes. These transactions do not meet the requirements for hedge accounting for financial statement purposes. Therefore, the resulting realized and unrealized gains or losses, measured by quoted market prices, are recognized in current operations as gains or losses as the exchange rates change.

A summary of such contracts follows:

(in millions) Contracting party	Buying position		Selling position		Contract foreign exchange rate	Maturity date
ABN Amro and others	US$	430 —	(Won)	— 442,830	3M Libor 3.25% - 4.40%	February 10, 2006 - December 8, 2006

As of December 31, 2005, unrealized gains and losses of (Won)1,277 million and (Won)7,617 million, respectively, were charged to current operations, as these contracts do not fulfill the requirements for hedge accounting for financial statement purposes.

The Company is subject to several legal proceedings and claims arising in the ordinary course of business. In August 2002, the Company filed a complaint against Chunghwa Picture Tubes, Tatung Company and Tatung Co. of America, alleging patent infringement relating to liquid crystal displays and the manufacturing process for TFT-LCDs. Subsequently the Company filed a complaint against customers of Chunghwa Picture Tubes, including ViewSonic Corp., Jeans Co, Lite-On Technology Corp., Lite-On Technology International, Inc., TpV Technology and Invision Peripheral Inc. In June 2004, Chunghwa Picture Tubes filed a counter-claim against the Company in the United States District Court for the Central District of California for alleged infringement of certain patents and violation of U.S. antitrust laws. The Company also filed a complaint against Chunghwa Picture Tubes with the American Arbitration Association in connection with the ownership of certain patents. In May 2004, the Company filed a complaint against Tatung Co., the parent company of Chunghwa Picture Tubes and ViewSonic Corp. and

33

LG.Philips LCD Co., Ltd. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2005 and 2004

others, claiming patent infringement of rear mountable liquid crystal display devices in the United States District of Delaware and the Patent Country Court in the United Kingdom. On November 28, 2005, the Company lost its patent infringement case against Tatung Company and ViewSonic Corp. at first instance in Patent Country Court in United Kingdom, and the Company is preparing the appeal against the decision of U.K. Court. In January 2005, Chunghwa Picture Tubes filed a complaint for patent infringement against the Company. On May 13, 2005, the Company also filed a complaint against Chunghwa Picture Tubes, Tatung Company and Viewsonic Corporation, alleging patent infringement related to liquid crystal display and the manufacturing process for TFT-LCDs in the United States District of Delaware. On September 20, 2005, the United States District Court for the Central District of California dismissed the patent case against Tatung Company and other defendants regarding the patent infringement by Chunghwa Picture Tubes relating to side mounting patent. Thereafter, the Company has revised its claim and has refilled the above complaint including the side mounting patent. The Company’s management does not expect that the outcome in any of these legal proceedings, individually or collectively, will have any material adverse effect on the Company’s financial condition, results of operations or cash flows.

16. Capital Stock

On March 19, 2004, at their Annual General Meeting, the stockholders approved an increase of the authorized shares from 200 million to 400 million, and a stock split on a 2:1 basis effective May 25, 2004. The number of issued common shares as of December 31, 2005, is 357,815,700 (2004: 325,315,700).

In July 2004, pursuant to Securities Registration Statement filed on July 16, 2004, with the Korea Stock Exchange, the Company sold 8,640,000 shares of common stock for (Won)298,080 million. Concurrently, pursuant to a Form F-1 registration statement filed on July 15, 2004, with the U.S. Securities and Exchange Commission, the Company sold 24,960,000 shares of common stock in the form of American Depositary Shares (“ADSs”) for proceeds of US$748,800 thousand. In September 2004, pursuant to “Underwriting Agreement” dated July 15, 2004, the Company issued an additional 1,715,700 shares of common stock in the form of ADSs for US$51,471 thousand. In July 2005, pursuant to the Form F-1 Registration statement filed on July 22, 2005 with the U.S. Securities and Exchange Commission, the Company sold 27,900,000 shares of common stock in the form of American Depositary Shares (“ADSs”) for gross proceeds of US$ 1, 189,656 thousand. In addition, pursuant to the “Underwriting Agreement” dated July 21, 2005 the Company issued 4,600,000 shares of common stock for gross proceeds of US$ 196,144 thousand. The Company intends to use the proceeds from these sales to fund the capital expenditures in connection with the construction of TFT-LCD fabrication plant and other LCD facilities in Korea.

34

LG.Philips LCD Co., Ltd. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2005 and 2004

Issuances and other movements in common stock from January 1, 2004 to December 31, 2005, are as follows:

(in millions of Korean won)
Date of Issuance	Remarks	Par Value		Additional Paid-in Capital
January 1, 2004, balance		(Won)	1,450,000	(Won)	—
July 22, 2004	Issuance of common stock		168,000		1,001,833
September 7, 2004	Issuance of common stock		8,579		50,721
	Stock issuance cost		—		(40,283)
July 26, 2005	Issuance of common stock Stock issuance cost		162,500 —		1,259,469 (20,627)

December 31, 2005, balance		(Won)	1,789,079	(Won)	2,251,113

17. Capital Surplus and Retained Earnings

Capital surplus as of December 31, 2005 and 2004, consists of:

(in millions of Korean won)	2005		2004
Additional paid in capital	(Won)	2,251,113	(Won)	1,012,271
Conversion right¹		28,137		—

	(Won)	2,279,250	(Won)	1,012,271

¹	Net of tax effects.

35

LG.Philips LCD Co., Ltd. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2005 and 2004

Retained earnings as of December 31, 2005 and 2004, consists of:

(in millions of Korean won)	2005		2004
Legal reserve	(Won)	60,086	(Won)	60,086
Reserve for business rationalization		68,251		68,251
Unappropriated retained earnings		3,480,349		2,963,338

	(Won)	3,608,686	(Won)	3,091,675

The Commercial Code of the Republic of Korea requires the Company to appropriate, as a legal reserve, an amount equal to a minimum of 10% of cash dividends paid until such reserve equals 50% of its issued capital stock. The reserve is not available for the payment of cash dividends, but may be transferred to capital stock through an appropriate resolution by the Company’s Board of Directors or used to reduce accumulated deficit, if any, with the ratification of the Company’s majority shareholders.

18. Capital Adjustments

Capital adjustments as of December 31, 2005 and 2004, are as follows:

(in millions of Korean won)	2005		2004
Overseas subsidiary translation adjustment[1]	(Won)	(11,729)	(Won)	(13,170)
Gain on valuation of derivative instruments		29,293		55,287
Loss on valuation of derivative instruments		(18,982)		—

	(Won)	(1,418)	(Won)	42,117

[1]	Net of tax effects.

19. Income Taxes

Income tax expense (benefit) for the years ended December 31, 2005 and 2004, are as follows:

(in millions of Korean won)	2005		2004
Current income taxes	(Won)	31,981	(Won)	89,449
Deferred income taxes from temporary differences		(20,519)		(11,638)
Deferred income taxes from accumulated deficit carryforward
Deferred income taxes from tax credit		(155,148)		(45,314)
Deferred income taxes added to shareholders’ equity		(4,631)		—

Income tax expense (benefit)	(Won)	(148,317)	(Won)	32,497

36

LG.Philips LCD Co., Ltd. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2005 and 2004

The income tax effect of temporary differences, including available net operating loss carryforwards and tax credits, comprising the deferred income tax assets and liabilities as of December 31, 2005 and 2004, are as follows:

(in millions of Korean won)	2005		2004
Inventories	(Won)	8,570	(Won)	7,958
Other current assets		(4,133)		(2,158)
Property, plant and equipment		34,762		24,631
Warranty liabilities		4,320		2,619
Tax credit carryforward		292,976		137,828
Deferred income taxes added to shareholders’ equity		(4,631)		—
Others		16,788		1,743

	(Won)	348,652	(Won)	172,621

Available tax credits as of December 31, 2005, amounted to (Won)325,529 million. Tax credits can be carried forward up to four or five years under the Corporate Income Tax Law in Korea.

The reconciliation between income before income taxes to taxable income for the years ended December 31, 2005 and 2004, are as follows

(in millions of Korean won)	2005		2004
Income before income taxes	(Won)	368,695	(Won)	1,687,942
Add (deduct) :
Temporary differences		61,467		23,470
Permanent differences		1,578		(42,933)

Taxable income	(Won)	431,740	(Won)	1,668,479

37

LG.Philips LCD Co., Ltd. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2005 and 2004

The statutory income tax rate, including resident tax surcharges, applicable to the Company was approximately 29.7% in 2004, and was amended to 27.5% effective for fiscal years beginning January 1, 2005, in accordance with the Corporate Income Tax Law enacted in December 2003. The statutory income tax rates applicable to overseas subsidiaries are approximately 7.5%~40.0%.

Under the Foreign Investment Promotion Act of Korea, from September 1999, the Company is entitled to an exemption from income taxes in proportion to the percentage of foreign equity for seven years following the registration of each foreign equity investment, and at one-half of that percentage for the subsequent three years.

The effective income tax rates applicable to the Company differs from the statutory income tax rate due to temporary differences in recognizing certain income and expenses for financial reporting and income tax purposes, and the tax exemption under the Foreign Investment Promotion Act of Korea. The effective tax rate of the Company for the year ended December 31, 2005, is negative 40.23% (2004: 1.93%).

Changes in accumulated temporary differences for the year ended December 31, 2005, are as follows:

(in millions of Korean won)	January 1, 2005		Increase (decrease)		December 31, 2005
Inventories	(Won)	49,693	(Won)	(8,750)	(Won)	40,943
Derivatives		(14,157)		(4,072)		(18,229)
Property, plant and equipment		109,496		30,989		140,485
Warranty accrual		15,151		5,450		20,601
Others		10,884		37,850		48,734

Total	(Won)	171,067	(Won)	61,467	(Won)	232,534

Addition to capital	(Won)	—	(Won)	(31,350)	(Won)	(31,350)

Tax credit carryforward	(Won)	137,828	(Won)	155,148	(Won)	292,976

20. Earnings Per Share

Earnings per share is computed by dividing net income by the weighted-average number of common shares outstanding during the period. Ordinary income per share is computed by dividing ordinary income allocated to common stock, which is net income allocated to common stock as adjusted by extraordinary gains or losses, net of related income taxes, by the weighted-average number of common shares outstanding during the period.

38

LG.Philips LCD Co., Ltd. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2005 and 2004

Earnings per share for the three-month periods and years ended December 31, 2005 and 2004, are calculated as follows:

	For the three-month periods ended December 31,				For the years ended December 31,
(in millions, except for per share amount)	2005		2004		2005		2004
Net income as reported on the statements of income	(Won)	327,848	(Won)	35,421	(Won)	517,012	(Won)	1,655,445
Weighted-average number of common shares outstanding		358		325		339		305

Earnings per share	(Won)	916	(Won)	109	(Won)	1,523	(Won)	5,420

Diluted earnings per share	(Won)	908	(Won)	109	(Won)	1,523	(Won)	5,420

The Company has issued no diluted securities until the Company issued convertible bonds on April 19, 2005. Diluted earnings per share is identical to basic earnings per share and diluted ordinary income per share to basic ordinary income per share for the year ended December 31, 2005.

The diluted ordinary earnings per share and the diluted net earnings per share are (Won)908 per share for the three month period ended December 31, 2005. Diluted earnings per share for the three-month period ended December 31, 2005, is computed as follows:

(in millions, except for per share amount)
Net income allocated to common stock	(Won)	327,848
Add : Interest expense on convertible bonds¹		4,548

Diluted net income allocated to common stock		332,396
Weighted average number of common shares and diluted securities outstanding during the period		366

Diluted earnings per share	(Won)	908

¹	Net of tax effect.

Additionally, earnings per share for the three-month period ended September 30, 2005, were:

	September 30, 2005
Basic earnings per share	(Won)	651
Diluted earnings per share	(Won)	649

39

LG.Philips LCD Co., Ltd. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2005 and 2004

21. Related Party Transactions

Significant transactions which occurred in the normal course of business with related companies durning the year ended December 31, 2005, and the related account balances outstanding as of December 31, 2005, are summarized as follows:

Between LG.Philips LCD and consolidated subsidiaries

(in millions of Korean won)	2005		2004
Sales [1]	(Won)	7,870,776	(Won)	7,066,182
Purchases [1]		10,701		1,299
Accounts receivable [2]		1,237,187		883,856
Accounts payable [2]		12,004		217

[1]	Includes sale of property, plant and equipment.
[2]	Includes other accounts receivable and other accounts payable.

Between consolidated subsidiaries

(in millions of Korean won)	2005		2004
Accounts receivable and payable	(Won)	571,563	(Won)	260,258
Sales and purchases		3,411,230		1,284,750

In the normal course of business, the Company purchases raw materials from, and sells its products to, shareholder companies and other companies within the LG Group. Such transactions and the related accounts receivable and payable, excluding consolidated subsidiaries, as of and for the years ended December 31, 2005 and 2004, are summarized as follows:

(in millions of Korean won)	Sales [1]		Purchases [1]		Receivables		Payables
LG Electronics Inc.	(Won)	1,821,507	(Won)	179,577	(Won)	219,327	(Won)	66,751
LG Corporation		—		11,218		10,970		1,692
LG Chem Ltd.		—		620,930		—		72,319
LG International		743,768		1,338,057		47,515		198,422
Serveone		—		146,109		—		36,792
LG Micron Ltd.		—		125,224		—		55,234
LG CNS		—		113,615		—		32,370
Philips		1,323,637		52,229		176,599		4,548
Others		75,142		61,959		22,320		9,790

2005 Total	(Won)	3,964,054	(Won)	2,648,918	(Won)	476,731	(Won)	477,918

2004 Total	(Won)	3,342,602	(Won)	3,451,889	(Won)	427,914	(Won)	669,301

[1]	Includes sale and purchases of property, plant and equipment.
[2]	As Korean Fair Trade Commission approved GS Group to split from LG Group in January 2005, LG Construction and LG Retail Co. Ltd., and others were no longer classified as related parties.

40

LG.Philips LCD Co., Ltd. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2005 and 2004

22. Value Added Information

Value added information for the years ended December 31, 2005 and 2004, consist of the following:

	2005
(in millions of Korean won)	Cost of Sales		Selling and administrative expense		Research and development expenses		Construction- in-progress		Total
Salaries and wages	(Won)	386,021	(Won)	60,459	(Won)	20,231	(Won)	41,748	(Won)	508,459
Severance benefits		31,624		4,455		1,740		6,033		43,852
Employee fringe benefits		71,886		10,647		2,635		4,060		89,228
Rent		2,124		6,958		439		—		9,521
Depreciation		1,775,328		10,523		6,472		3,600		1,795,923
Taxes and dues		5,009		4,366		169		200		9,744

	(Won)	2,271,992	(Won)	97,408	(Won)	31,686	(Won)	55,641	(Won)	2,456,727

	2004
(in millions of Korean won)	Cost of Sales		Selling and administrative expenses		Research and development expenses		Construction- in-progress		Total
Salaries and wages	(Won)	301,716	(Won)	54,298	(Won)	17,259	(Won)	34,404	(Won)	407,677
Severance benefits		24,023		3,491		1,598		3,472		32,584
Employee fringe benefits		59,122		7,369		2,679		2,270		71,440
Rent		1,670		5,114		402		—		7,186
Depreciation		1,256,034		6,909		7,685		2,611		1,273,239
Taxes and dues		3,870		2,791		151		105		6,917

	(Won)	1,646,435	(Won)	79,972	(Won)	29,774	(Won)	42,862	(Won)	1,799,043

23. Segment Information

The Company operates only one segment, the TFT-LCD division. Export sales represent about 90% of total sales for the year ended December 31, 2005.

The following is a summary of operations by country based on the location of the customers for the years ended December 31, 2005 and 2004 :

(in millions of Korean won)
Sales	Domestic		Asia		North America		Europe		Others		Total
2005	(Won)	990,900	(Won)	6,688,993	(Won)	1,062,374	(Won)	1,329,989	(Won)	3,324	(Won)	10,075,580

2004	(Won)	890,194	(Won)	5,672,782	(Won)	752,971	(Won)	1,008,645	(Won)	3,578	(Won)	8,328,170

41

24. Supplemental Cash Flow Information

Significant transaction not affecting cash flow for the years ended December 31, 2005 and 2004, follows:

(in millions of Korean won)	2005		2004
Other accounts payable arising from the purchase of property, plant and equipment	(Won)	1,077,932	(Won)	822,288

25. Approved of Financial Statement

The December 31, 2005 consolidated financial statements of the Company were approved at the Board of Directors’ meeting on January 12, 2006.

26. Reclassification of prior year financial statement presentation

Certain amounts in the financial statements as of and for the year ended December 31, 2004 have been reclassified to conform to the 2005 financial statement presentation. These reclassifications had no effect on previously reported net income or shareholders’ equity.

42

LG.Philips LCD Co., Ltd.

Non-Consolidated Financial Statements

December 31, 2005 and 2004

LG.Philips LCD Co., Ltd.

Index

December 31, 2005 and 2004

Page(s)
Report of Independent Auditors	1 - 2

Non-Consolidated Financial Statements

Balance Sheets	3

Statements of Income	4

Statements of Appropriations of Retained Earnings	5

Statements of Cash Flows	6 – 7

Notes to Non-Consolidated Financial Statements	8 – 43

Report on the Review of Internal Accounting Control System	44 – 45

Samil PricewaterhouseCoopers
Kukje Center Building
191 Hankangro 2ga, Yongsanku
Seoul 140-702, KOREA
(Yongsan P.O. Box 266, 140-600)

Report of Independent Auditors

To the Board of Directors and Shareholders of

LG.Philips LCD Co., Ltd.

We have audited the accompanying non-consolidated balance sheets of LG.Philips LCD Co., Ltd. (the “Company”) as of December 31, 2005 and 2004, and the related non-consolidated statements of income, appropriations of retained earnings, and cash flows for the years then ended, expressed in Korean won. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the Republic of Korea. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the non-consolidated financial statements referred to above present fairly, in all material respects, the financial position of LG.Philips LCD Co., Ltd. as of December 31, 2005 and 2004, and the results of its operations, the changes in its retained earnings and its cash flows for the years then ended in conformity with accounting principles generally accepted in the Republic of Korea.

As discussed in Note 1 and 15, in July 2005, pursuant to a Form F-1 registration statement filed on July 22, 2005, with the U.S. Securities and Exchange Commission, the Company sold 27,900,000 shares of common stock in the form of American Depositary Shares (“ADSs”) for gross proceeds of US$1,189,656 thousand. In addition, pursuant to “Underwriting Agreement” dated July 21, 2005, the Company issued 4,600,000 shares of common stock for gross proceeds of US$196,144 thousand. The Company intends to use the proceeds of these sales to fund the capital expenditures in connection with the construction of TFT-LCD fabrication plant and other LCD facilities in Korea.

Samil PricewaterhouseCoopers is the Korean member firm of PricewaterhouseCoopers. PricewaterhouseCoopers refer to the network of member firms of PricewaterhouseCoopers International Limited, each of which is a separate and independent legal entity.

Accounting principles and auditing standards and their application in practice vary among countries. The accompanying non-consolidated financial statements are not intended to present the financial position, results of operations and cash flows in conformity with accounting principles and practices generally accepted in countries and jurisdictions other than the Republic of Korea. In addition, the procedures and practices used in the Republic of Korea to audit such financial statements may differ from those generally accepted and applied in other countries. Accordingly, this report and the accompanying financial statements are for use by those who are informed about Korean accounting principles or auditing standards and their application in practice.

Seoul, Korea

January 20, 2006

This report is effective as of January 20, 2006, the audit report date. Certain subsequent events or circumstances, which may occur between the audit report date and the time of reading this report, could have a material impact on the accompanying non-consolidated financial statements and notes thereto. Accordingly, the readers of the audit report should understand that there is a possibility that the above audit report may have to be revised to reflect the impact of such subsequent events or circumstances, if any.

LG.Philips LCD Co., Ltd.

Non-consolidated Balance Sheets

December 31, 2005 and 2004

(in millions of Korean won)	2005		2004
Assets
Current assets
Cash and cash equivalents (Note 3)	(Won)	1,465,025	(Won)	1,274,989
Available-for-sale securities		354		15
Trade accounts and notes receivable, net (Notes 4, 5 and 20)		1,034,196		635,903
Inventories, net (Note 6)		471,765		467,999
Other accounts receivable, net (Notes 4, 5 and 20)		15,751		6,690
Accrued income, net (Note 4)		1,369		1,470
Advance payments, net (Note 4)		5,959		9,793
Prepaid expenses		20,532		27,905
Prepaid value added tax		102,094		80,917
Deferred income tax assets (Note 18)		4,647		—
Others (Note 14)		75,242		132,935

Total current assets		3,196,934		2,638,616

Property, plant and equipment, net (Note 8)		8,988,459		6,366,651
Long-term financial instruments (Note 3)		16		16
Equity-method investments (Note 7)		213,968		168,039
Non-current guarantee deposits		24,000		19,070
Long-term prepaid expenses		83,023		49,652
Deferred income tax assets (Note 18)		339,621		173,178
Intangible assets, net (Note 9)		149,894		183,471

Total assets	(Won)	12,995,915	(Won)	9,598,693

Liabilities and Shareholders’ Equity
Current liabilities
Trade accounts and notes payable (Notes 5 and 20)	(Won)	563,874	(Won)	451,755
Other accounts payable (Notes 5 and 20)		1,445,471		978,501
Advances received		609		53
Withholdings		12,004		4,860
Accrued expenses (Note 5)		73,772		116,585
Income tax payable (Note 18)		19,499		74,581
Warranty reserve		16,023		15,150
Current maturities of debentures and long-term debts (Note 10)		429,352		205,139
Others (Note 14)		33,678		54,141

Total current liabilities		2,594,282		1,900,765

Debentures, net of current maturities and discounts on debentures (Note 11)		2,385,272		1,707,716
Long-term debts, net of current maturities (Note 11)		297,577		185,632
Accrued severance benefits, net (Note 12)		43,187		31,938

Total liabilities		5,320,318		3,826,051

Commitments and contingencies (Note 14)
Shareholders’ equity
Capital stock (Note 15)
Common stock, (Won)5,000 par value per share; 400 million shares authorized ; 358 million shares issued and outstanding (2004 : 325 million)		1,789,079		1,626,579
Capital surplus (Note 16)		2,279,250		1,012,271
Retained earnings (Note 16)		3,608,686		3,091,674
Capital adjustments (Note 17)		(1,418)		42,118

Total shareholders’ equity		7,675,597		5,772,642

Total liabilities and shareholders’ equity	(Won)	12,995,915	(Won)	9,598,693

The accompanying notes are an integral part of these non-consolidated financial statements.

LG.Philips LCD Co., Ltd.

Non-Consolidated Statements of Income

Years ended December 31, 2005 and 2004

(in millions of Korean won, except per share amounts)	2005		2004
Sales (Notes 20 and 22)	(Won)	8,890,155	(Won)	8,079,891

Cost of sales (Note 20)		8,029,141		6,196,624

Gross profit		861,014		1,883,267

Selling and administrative expenses		413,377		242,559

Operating income		447,637		1,640,708

Non-operating income
Interest income		48,942		19,496
Foreign exchange gains (Note 14)		181,522		152,781

Gain on foreign currency translation (Note 14)		47,714		155,857
Gain on valuation of investments using the equity method of accounting (Note 7)		946		81,627
Gain on disposal of property, plant and equipment		2,090		4,727
Others		24,849		11,136

		306,063		425,624

Non-operating expenses
Interest expenses		97,544		49,972
Foreign exchange losses (Note 14)		228,158		244,256
Loss on foreign currency translation (Note 14)		23,914		67,571
Loss on disposal of property, plant and equipment		115		3,522
Loss on disposal of accounts receivable		7,868		6,838
Loss on disposal of available-for-sale securities		—		25
Loss on valuation of investments using the equity method of accounting (Note 7)		7,574		—
Ramp up cost		18,928		—
Donations		2,318		11,080
Others		—		1

		386,419		383,265

Income before income taxes		367,281		1,683,067

Income tax benefit (expense) (Note 18)		149,731		(27,622)

Net income	(Won)	517,012	(Won)	1,655,445

Ordinary income per share (Note 19)	(Won)	1,523	(Won)	5,420

Earnings per share (Note 19)	(Won)	1,523	(Won)	5,420

Diluted ordinary income per share (Note 19)	(Won)	1,523	(Won)	5,420

Diluted earnings per share (Note 19)	(Won)	1,523	(Won)	5,420

The accompanying notes are an integral part of these non-consolidated financial statements.

LG.Philips LCD Co., Ltd.

Non-Consolidated Statements of Appropriations of Retained Earnings

Years ended December 31, 2005 and 2004

(Date of appropriations : February 28, 2006 and March 23, 2005 for the years ended December 31, 2005 and 2004, respectively)

(in millions of Korean won)	2005		2004
Retained earnings before appropriations
Unappropriated retained earnings carried over from prior year	(Won)	2,963,337	(Won)	1,307,892
Net income		517,012		1,655,445

		3,480,349		2,963,337
Appropriation of retained earnings		—		—

Unappropriated retained earnings carried forward to the subsequent year	(Won)	3,480,349	(Won)	2,963,337

The accompanying notes are an integral part of these non-consolidated financial statements.

LG.Philips LCD Co., Ltd.

Non-Consolidated Statements of Cash Flows

Years ended December 31, 2005 and 2004

(in millions of Korean won)	2005		2004
Cash flows from operating activities
Net income	(Won)	517,012	(Won)	1,655,445

Adjustments to reconcile net income to net cash provided by operating activities
Depreciation		1,704,733		1,206,674
Amortization of intangible assets		44,400		44,461
Provision for severance benefits		43,834		32,565
Gain on foreign currency translation, net		(27,942)		(98,606)
Loss on disposal of available-for-sale securities		—		25
Gain on disposal of property, plant and equipment, net		(1,975)		(1,205)
Amortization of discount on debentures		29,891		11,719
Loss (gain) on valuation of investments using the equity method of accounting, net		6,628		(81,627)
Provision for warranty reserve		17,215		8,680

		1,816,784		1,122,686

Changes in operating assets and liabilities
(Increase) decrease in trade accounts and notes receivable		(410,487)		410,219
Increase in inventories		(3,766)		(194,508)
(Increase) decrease in other accounts receivable		(11,425)		5,289
Decrease (increase) in accrued income		100		(1,187)
Decrease (increase) in advance payments		3,834		(6,785)
Decrease in prepaid expenses		16,930		8,004
(Increase) decrease in prepaid value added tax		(21,178)		1,416
Decrease in other current assets		67,645		1,039
Decrease in long-term other accounts receivable		—		166
Increase in long-term prepaid expenses		(42,927)		(28,070)
Increase in deferred income tax		(175,720)		(58,217)
Increase in trade accounts and notes payable		113,747		73,469
Increase in other accounts payable		222,019		29,888
Increase (decrease) in advances received		556		(3,856)
Increase in withholdings		7,144		869
(Decrease) increase in accrued expenses		(42,813)		11,396
(Decrease) increase in income taxes payable		(55,081)		35,028
Decrease in warranty reserve		(16,342)		(13,309)
Decrease in other current liabilities		(54,142)		(10,662)
Accrued severance benefits transferred from affiliated company		2,485		1,130
Payment of severance benefits		(16,282)		(8,291)
Increase in severance insurance deposit		(18,817)		(14,500)
Decrease in contribution to National Pension Fund		29		76

		(434,491)		238,604

Net cash provided by operating activities		1,899,305		3,016,735

LG.Philips Lcd Co., Ltd.

Non-Consolidated Statements of Cash Flows

Years ended December 31, 2005 and 2004

(in millions of Korean won)	2005		2004
Cash flows from investing activities
Acquisition of equity method investments	(Won)	(54,557)	(Won)	(63,084)
Acquisition of available-for-sale securities		(339)		(225)
Proceeds from disposal of available for sale securities		—		253
Proceed from non-current guarantee deposits		3		731
Payment of non-current guarantee deposits		(4,933)		(3,238)
Proceeds from disposal of property, plant and equipment		2,830		6,092
Acquisition of property, plant and equipment		(4,071,762)		(3,771,029)
Acquisition of intangible assets		(10,811)		(3,254)

Net cash used in investing activities		(4,139,569)		(3,833,754)

Cash flows from financing activities
Repayment of short-term borrowings		—		(62)
Repayment of current maturities of long-term debts		(207,120)		(467,202)
Issuance of debentures		1,073,684		811,171
Proceeds from long-term debts		162,395		110,033
Proceeds from issuance of common stock		1,401,341		1,188,850

Net cash provided by financing activities		2,430,300		1,642,790

Net increase in cash and cash equivalents		190,036		825,771

Cash and cash equivalents (Note 23)
Beginning of the year		1,274,989		449,218

End of the year	(Won)	1,465,025	(Won)	1,274,989

The accompanying notes are an integral part of these non-consolidated financial statements.

LG. Philips LCD Co., Ltd.

Notes to Non-Consolidated Financial Statements

December 31, 2005 and 2004

1. The Company

LG.Philips LCD Co., Ltd. (the “Company”) was incorporated in 1985 under the Commercial Code of the Republic of Korea and commenced the manufacturing and sales of Thin Film Transistor Liquid Crystal Display (“TFT LCD”) in 1999. On July 26, 1999, LG Electronics Inc., Koninklijke Philips Electronics N.V. (“Philips”) and the Company entered into a joint venture agreement. Pursuant to the agreement, the Company changed its name from LG LCD CO., Ltd. to LG.Philips LCD Co., Ltd. effective August 27, 1999, and on August 31, 1999, the Company issued new shares of common stock to Philips for (Won)725,000 million.

In July 2004, pursuant to Securities Registration Statement filed on July 16, 2004, with the Korea Stock Exchange, the Company sold 8,640,000 shares of common stock for (Won)298,080 million. Concurrently, pursuant to a Form F-1 registration statement filed on July 15, 2004, with the U.S. Securities and Exchange Commission, the Company sold 24,960,000 shares of common stock in the form of American Depositary Shares (“ADSs”) for proceeds of US$ 748,800 thousand. In September 2004, pursuant the “Underwriting Agreement” dated July 15, 2004, the Company issued an additional 1,715,700 shares of common stock in the form of ADSs for proceeds of US$ 51,471 thousand. In July 2005, pursuant to a Form F-1 Registration statement filed on July 22, 2005 with the U.S. Securities and Exchange Commission, the Company sold 27,900,000 shares of common stock in the form of American Depositary Shares (“ADSs”) for proceeds of US$ 1, 189,656 thousand. In addition, pursuant to the “Underwriting Agreement” dated July 21, 2005, the Company issued 4,600,000 shares of common stock for gross proceeds of US$ 196,144 thousand.

As of December 31, 2005, the Company’s shareholders are as follows:

	Number of Shares	Percentage of Ownership (%)
LG Electronics Inc.	135,625,000	37.90
Koninklijke Philips Electronics N. V.	117,625,000	32.90
Others	104,565,700	29.20

	357,815,700	100.00

LG. Philips LCD Co., Ltd.

Notes to Non-Consolidated Financial Statements

December 31, 2005 and 2004

2. Summary of Significant Accounting Policies

The significant accounting policies followed by the Company in the preparation of its interim non-consolidated financial statements are summarized below:

Basis of Financial Statement Presentation

The Company maintains its accounting records in Korean won and prepares statutory financial statements in the Korean language (Hangul) in conformity with the accounting principles generally accepted in the Republic of Korea. Certain accounting principles applied by the Company that conform with financial accounting standards and accounting principles in the Republic of Korea may not conform with generally accepted accounting principles in other countries. Accordingly, these financial statements are intended for use by those who are informed about Korean accounting principles and practices. The accompanying financial statements have been condensed, restructured and translated into English from the Korean language non-consolidated financial statements. Certain information attached to the Korean language financial statements, but not required for a fair presentation of the Company’s financial position, results of operations, or cash flows, is not presented in the accompanying non-consolidated financial statements.

Accounting Estimates

The preparation of the financial statements requires management to make estimates and assumptions that affect amounts reported therein. Although these estimates are based on management’s best knowledge of current events and actions that the Company may undertake in the future, actual results may differ from those estimates.

Application of the Statements of Korean Financial Accounting Standards

The Korean Accounting Standards Board has published a series of Statements of Korean Financial Accounting Standards (SKFAS), which will gradually replace the existing financial accounting standards established by the Korean Financial Supervisory Commission. As SKFAS Nos. 10, 12 and 13 became applicable to the Company on January 1, 2004, the Company adopted these Standards in its financial statements covering periods beginning January 1, 2004.

And as SKFAS Nos. 15 through 17 became effective for the Company on January 1, 2005, the Company adopted these Standards in its financial statements for the year ended December 31, 2005.

Cash and Cash Equivalents

The Company considers cash on hand, bank deposits and highly liquid marketable securities with original maturities of three months or less to be cash and cash equivalents.

Revenue Recognition

Sales of manufactured products are recognized when significant risks and rewards of ownership of the goods are transferred to the buyer.

LG. Philips LCD Co., Ltd.

Notes to Non-Consolidated Financial Statements

December 31, 2005 and 2004

Allowance for Doubtful Accounts

The Company provides an allowance for doubtful accounts and notes receivable based on the aggregate estimated collectibility of the receivables.

Inventories

The Company accounts for inventories under the provision of SKFAS No.10, Inventories.

Inventories are stated at the lower of cost or market, with cost being determined using the weighted-average method, except for materials-in-transit, which are stated at actual cost using the specific identification method. If the net realizable value of inventory is less than its cost, the carrying amount is reduced to the net realizable value. Any inventory valuation loss is added to the cost of sales.

Investments in Affiliates and Other Investments

The Company accounts for equity and debt securities under the provision of SKFAS No. 8, Investments in Securities. This statement requires investments in equity and debt securities to be divided into three categories: trading, available-for-sale and held-to-maturity.

Securities are initially carried at cost, including incidental expenses, with cost being determined using the gross average method. Debt securities, which the Company has the intent and ability to hold to maturity, are generally carried at cost, adjusted for the amortization of discounts or premiums. Premiums and discounts on debt securities are amortized over the term of the debt using the effective interest rate method. Trading and available-for-sale securities are carried at fair value, except for non-marketable securities classified as available-for-sale securities, which are carried at cost. Non-marketable debt securities are carried at a value using the present value of future cash flows, discounted at the reasonable interest rate determined considering the credit ratings provided by the independent credit rating agencies.

Unrealized valuation gains or losses on trading securities are charged to current operations, and those resulting from available-for-sale securities are recorded as a capital adjustment, the accumulated amount of which shall be charged to current operations when the related securities are sold, or when an impairment loss on the securities is recognized. Impairment losses are recognized in the income statement when the recoverable amounts are less than the acquisition cost of securities or adjusted cost of debt securities for the amortization of discounts or premiums.

Investments in equity securities of companies, over which the Company exercises significant control or influence, are recorded using the equity method of accounting. Under the equity method, the Company records changes in its proportionate ownership in the book value of the investee in current operations, as capital adjustments or as adjustments to retained earnings, depending on the nature of the underlying change in the book value of the investee. The Company discontinues the equity method of accounting for investments in equity method investees when the Company’s share in the accumulated losses of the investees equals the costs of the investments, and until the subsequent cumulative changes in its proportionate net income of the investees equals its cumulative proportionate net losses not recognized during the periods when the equity method was suspended.

LG. Philips LCD Co., Ltd.

Notes to Non-Consolidated Financial Statements

December 31, 2005 and 2004

Differences between the initial purchase price and the Company’s initial proportionate ownership in the net book value of the investee are amortized over the period up to 20 years using the straight-line method.

The Company’s proportionate unrealized profit arising from sales between the Company and the equity-method investees or sales between equity-method investees is eliminated. If the equity-method investees are the Company’s subsidiaries, unrealized profit arising from sales by the Company to subsidiaries is fully eliminated.

Foreign currency financial statements of equity method investees are translated into Korean won using the exchange rates in effect as of the balance sheet date for assets and liabilities, and annual average exchange rates for income and expenses. Any resulting translation gain or loss is included in the capital adjustment account, a component of shareholders’ equity.

Property, Plant and Equipment

The cost of property, plant and equipment includes purchase costs or manufacturing costs, incidental costs directly related to preparing the premises and equipment for use, and the discounted estimated costs to remove, dismantle or restore property, plant and equipment at the end of the estimated useful lives of the related assets when those costs meet the conditions for the recognition of liabilities.

Property, plant and equipment are stated at cost, net of accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the related assets as enumerated below:

Estimated useful lives
Buildings	20 - 40 years
Structures	20 - 40 years
Machinery and equipment	4 years
Vehicles	4 years
Tools, furniture and fixtures	4 years

Routine maintenance and repairs are charged to current operations as incurred. Betterments and renewals, which enhance the value of the assets over their recently appraised value, are capitalized.

The Company assesses the potential impairment of property, plant and equipment when there is evidence that events or changes in circumstances have made the recovery of an asset’s carrying value to be unlikely. The carrying value of the assets is reduced to the estimated realizable value and an impairment loss is recorded as a reduction in the carrying value of the related asset and charged to current operations. However, the recovery of the impaired assets would be recorded in current operations up to the cost of the assets, net of accumulated depreciation before impairment, when the estimated value of the assets exceeds the carrying value after impairment.

LG. Philips LCD Co., Ltd.

Notes to Non-Consolidated Financial Statements

December 31, 2005 and 2004

Intangible Assets

Intangible assets, comprising industrial property rights, rights to use electricity and gas supply facilities, rights to use the industrial water facility, and software costs, are stated at cost, net of accumulated amortization. Amortization is computed using the straight-line method over the estimated useful lives of the assets ranging from four to ten years. Research and development costs are charged to current operations when incurred, and are included in operating expenses.

The Company assesses the potential impairment of intangible assets when there is evidence that events or changes in circumstances have made the recovery of an asset’s carrying value to be unlikely. The carrying value of the assets is reduced to the estimated realizable value, and an impairment loss is recorded as a reduction in the carrying value of the related asset and charged to current operations. However, the recovery of the impaired assets would be recorded in current operations up to the cost of the asset, net of accumulated amortization before impairment, when the estimated value of the assets exceeds the carrying value after impairment.

Discounts on Debentures

Discounts on debentures are amortized over the repayment period of the debentures using the effective interest rate method. Amortization is included in interest expense.

Foreign Currency Translation

Monetary assets and liabilities denominated in foreign currencies are translated into Korean won at the exchange rates in effect at the balance sheet date ((Won)1,013.0 : US$1 as of December 31, 2005; (Won)1,035.6 : US$1 as of December 31, 2004), and the resulting translation gains and losses are recognized in current operations.

Warranty Reserve

The Company provides warranty relating to product defects for a specified period of time after sale. Estimated costs of product warranties are charged to cost at the time of sale and are included in the accompanying balance sheet as a warranty reserve. The warranty reserve as of December 31, 2005, is (Won)16,023 million (December 31, 2004 : (Won)15,150 million), and provision for warranty reserve for the year ended December 31, 2005, is (Won)17,215 million (2004: (Won)8,680 million).

Accrued Severance Benefits

Employees and directors with at least one year of service are entitled to receive a lump-sum payment upon termination of their employment, based on their length of service and rate of pay at the time of termination. Accrued severance benefits represent the amount which would be payable assuming all eligible employees and directors were to terminate their employment as of the balance sheet date.

The Company has made deposits to the National Pension Fund in accordance with the National Pension Fund Law. The use of the deposit is restricted to the payment of severance benefits. Accordingly, accrued severance benefits in the accompanying balance sheet are presented net of such deposit.

LG. Philips LCD Co., Ltd.

Notes to Non-Consolidated Financial Statements

December 31, 2005 and 2004

Accrued severance benefits are funded through a group severance insurance plan and are presented as a deduction from accrued severance benefits.

Sales or Discount of Accounts Receivable

The Company sells or discounts certain accounts or notes receivable to financial institutions, and accounts for the transactions as sales of the receivables if the control over the receivables is substantially transferred to the buyers. The losses from the sales of the receivables are charged to current operations as incurred.

Derivatives

The Company enters into various derivative transactions to hedge against financial risks. Derivatives are classified into: cash flow hedges, hedges for fluctuations in fair market value caused by the changes in foreign exchange rates, and those acquired for profit. In case of cash flow hedges, unrealized holding gains and losses are recorded as capital adjustments in the balance sheet. In the case of hedging for fluctuations in fair market value, unrealized holding gains and losses are recorded in the income statement. If the contract expires, the gains and losses from derivative transactions are presented in the income statement in case of hedges for fluctuations in fair market value and are offset against sales in case of cash flow hedging.

Convertible bonds

When convertible bonds are issued, the amount paid for the conversion right, which is computed as a difference between the issuing value and the present value of future cash flows discounted at effective interest rate of bond without conversion features, is included in other capital surplus. The related adjustment account to the conversion right is presented as a deduction of face value, whereas call premium is presented as an addition.

Stock Appreciation Plan

Compensation costs for stock options granted to employees and executives are recognized on the basis of intrinsic value. Under the intrinsic value basis method, compensation costs for stock option plans are determined by calculating the difference between the exercise price and the market price of the underlying stock. Stock-based compensation cost is remeasured at each reporting date, based on the intrinsic value of the award, and is recognized as expense over the agreed minimum service period.

LG. Philips LCD Co., Ltd.

Notes to Non-Consolidated Financial Statements

December 31, 2005 and 2004

Income Taxes

The Company recognizes deferred income tax assets and liabilities, which represent temporary differences between the financial reporting and tax bases of assets and liabilities. Deferred income tax assets and liabilities are computed on such temporary differences, including available net operating loss carryforwards and tax credits, by applying enacted statutory tax rates applicable to the years when such differences are expected to reverse. Deferred income tax assets are recognized when it is almost certain that such deferred income tax assets will be realized. The total income tax provision includes the current income tax expense under applicable tax regulations and the change in the balance of deferred income tax assets and liabilities during the period.

Investment tax credits are accounted for by the flow-through method, whereby income taxes are reduced in the period the assets giving rise to such credits are utilized. To the extent such credits are not currently utilized, deferred income tax assets, subject to considerations on their recognition, are recognized as carryforward amount.

3. Cash and Cash Equivalents, and Financial Instruments

Cash and cash equivalents, and financial instruments as of December 31, 2005 and 2004, consist of the following:

(in millions of Korean won)	Annual interest rate (%) as of December 31, 2005	2005		2004
Cash and cash equivalents
Cash on hand	—	(Won)	6	(Won)	7
Checking accounts	—		51		122
Time deposits	3.5-3.7		942,359		1,130,869
Passbook accounts in Foreign currencies of US$ 516 million, JP¥ 6 million (2004: US$ 139 million and JP¥ 43 million)	3.8		522,609		143,991

			1,465,025		1,274,989
Long-term financial instruments
Guarantee deposits for checking accounts	0.1-0.5		16		16

		(Won)	1,465,041	(Won)	1,275,005

As of December 31, 2005 and 2004, long-term financial instruments represent key money deposits required to maintain checking accounts and, accordingly, the withdrawal of such deposits is restricted.

LG. Philips LCD Co., Ltd.

Notes to Non-Consolidated Financial Statements

December 31, 2005 and 2004

4. Receivables

The Company’s receivables, including trade accounts and notes receivable, as of December 31, 2005 and 2004, consist of the following:

	2005
(in millions of Korean won)	Gross amount		Allowance for doubtful accounts		Discounts on present value		Carrying value
Trade accounts and notes receivable	(Won)	1,035,155	(Won)	959	(Won)	—	(Won)	1,034,196
Other accounts receivable		16,148		397		—		15,751
Accrued income		1,383		14		—		1,369
Advance payments		6,019		60		—		5,959

	(Won)	1,058,705	(Won)	1,430	(Won)	—	(Won)	1,057,275

	2004
(in millions of Korean won)	Gross amount		Allowance for doubtful accounts		Discounts on present value		Carrying value
Trade accounts and notes receivable	(Won)	636,724	(Won)	821	(Won)	—	(Won)	635,903
Other accounts receivable		7,012		320		2		6,690
Accrued income		1,485		15		—		1,470
Advance payments		9,892		99		—		9,793

	(Won)	655,113	(Won)	1,255	(Won)	2	(Won)	653,856

As of December 31, 2005, trade bills negotiated through banks but not yet matured, amounted to approximately (Won)303,904 million (December 31, 2004: (Won)410,824 million).

LG. Philips LCD Co., Ltd.

Notes to Non-Consolidated Financial Statements

December 31, 2005 and 2004

5. Assets and Liabilities Denominated in Foreign Currencies

As of December 31, 2005 and 2004, monetary assets and liabilities denominated in foreign currencies, excluding those disclosed elsewhere in the notes to financial statements, are as follows:

	2005				2004
(in millions)	Korean Won Equivalent		Foreign Currency		Korean Won Equivalent		Foreign Currency
Trade accounts and notes receivable	(Won)	1,027,180	US$ JP¥ EUR	904 10,579 17	(Won)	605,500	US$ JP¥ EUR	494 1,264 58
Other accounts receivable		2,372	US$ JP¥	2 40		5,922	US$ JP¥ EUR	1 26 3
Trade accounts and notes payable		163,496	US$ JP¥	63 11,574		168,182	US$ JP¥	61 10,445
Other accounts payable		163,970	US$ JP¥ EUR	14 15,608 13		125,868	US$ JP¥ EUR	13 10,596 4
Accrued expenses		5,769	US$	6		14,190	US$	14

6. Inventories

Inventories as of December 31, 2005 and 2004, consist of the following:

(in millions of Korean won)	2005		2004
Finished products	(Won)	191,918	(Won)	244,084
Work-in-process		131,483		112,538
Raw materials		124,999		108,221
Supplies		59,750		53,133

		508,150		517,976
Less : Valuation loss		(36,385)		(49,977)

	(Won)	471,765	(Won)	467,999

As of December 31, 2005, inventories and property, plant and equipment are insured against fire and other casualty losses up to (Won)30,088,667 million (December 31, 2004: (Won)26,873,073 million). Additionally, as of December 31, 2005, the Company insured directors’ and officers’ liabilities up to US$ 100 million (December 31, 2004: US$ 85 million).

LG. Philips LCD Co., Ltd.

Notes to Non-Consolidated Financial Statements

December 31, 2005 and 2004

7. Equity-method Investments

Equity-method investments as of December 31, 2005 and 2004, consist of the following:

	2005
(in millions of Korean won)	No. of shares owned by the Company		Percentage of Ownership (%)	Acquisition cost		Market or net asset value		Carrying value
LG.Philips LCD America, Inc.	5,000,000		100	(Won)	6,082	(Won)	8,952	(Won)	6,388
LG.Philips LCD Germany GmbH	960,000		100		1,252		3,255		2,100
LG.Philips LCD Japan Co., Ltd.	1,900		100		1,088		4,106		3,787
LG.Philips LCD Taiwan Co., Ltd.	11,549,994		100		6,076		12,232		7,460
LG.Philips LCD Nanjing Co., Ltd.	—	[1]	100		140,212		203,406		176,814
LG.Philips LCD HongKong Co., Ltd.	115,000		100		1,736		3,627		2,643
LG.Philips LCD Shanghai Co., Ltd.	—	[1]	100		596		2,713		611
LG.Philips LCD Poland Sp. z o.o.²	500		100		16		9		9
Paju Electric Glass²	1,440,000		40		14,400		14,083		14,156

				(Won)	171,458	(Won)	252,383	(Won)	213,968

	2004
(in millions of Korean won)	No. of shares owned by the Company		Percentage of Ownership (%)	Acquisition cost		Market or net asset value		Carrying value
LG.Philips LCD America, Inc.	5,000,000		100	(Won)	6,082	(Won)	7,133	(Won)	7,133
LG.Philips LCD Germany GmbH	960,000		100		1,252		2,262		2,262
LG.Philips LCD Japan Co., Ltd.	1,900		100		1,088		4,052		4,052
LG.Philips LCD Taiwan Co., Ltd.	11,549,994		100		6,076		10,974		10,974
LG.Philips LCD Nanjing Co., Ltd.	—	[1]	100		100,071		140,241		140,241
LG.Philips LCD HongKong Co., Ltd.	115,000		100		1,736		2,491		2,491
LG.Philips LCD Shanghai Co., Ltd.	—	[1]	100		596		886		886

				(Won)	116,901	(Won)	168,039	(Won)	168,039

[1]	No shares have been issued according to the local laws or regulation.
²	Paju Electric Glass and LG.Philips LCD-Poland were established in 2005.

LG. Philips LCD Co., Ltd.

Notes to Non-Consolidated Financial Statements

December 31, 2005 and 2004

As of and for the year ended December 31, 2005, condensed financial statements of the affiliates, prior to the elimination of intercompany transactions, are as follows:

Condensed Balance Sheet

(in millions of Korean won)	LG.Philips LCD America, Inc.		LG.Philips LCD Germany GmbH		LG.Philips LCD Japan.Co., Ltd.		LG.Philips LCD Taiwan Co., Ltd.		LG.Philips LCD Nanjing Co., Ltd.
Current assets	(Won)	179,547	(Won)	195,139	(Won)	166,443	(Won)	406,261	(Won)	790,923
Non-current assets		997		748		1,018		2,073		228,535

Total assets	(Won)	180,544	(Won)	195,887	(Won)	167,461	(Won)	408,334	(Won)	1,019,458

Current liabilities	(Won)	171,592	(Won)	192,632	(Won)	163,337	(Won)	395,659	(Won)	682,932
Non-current liabilities		—		—		18		443		133,120

Total liabilities		171,592		192,632		163,355		396,102		816,052

Capital stock		6,082		1,252		1,088		4,189		140,212
Retained earnings		4,445		2,353		3,941		9,759		73,004
Capital adjustments		(1,575)		(350)		(923)		(1,716)		(9,810)

Total shareholders’ equity		8,952		3,255		4,106		12,232		203,406

Total liabilities and shareholders’ equity	(Won)	180,544	(Won)	195,887	(Won)	167,461	(Won)	408,334	(Won)	1,019,458

(in millions of Korean won)	LG. Philips LCD HongKong Co., Ltd.		LG. Philips LCD Shanghai Co., Ltd.		LG. Philips LCD Poland Sp z o.o.		Paju Electric Glass		Total
Current assets	(Won)	144,939	(Won)	318,230	(Won)	9	(Won)	26,250	(Won)	2,227,741
Non-current assets		495		353		—		27,829		262,048

Total assets	(Won)	145,434	(Won)	318,583	(Won)	9	(Won)	54,079	(Won)	2,489,789

Current liabilities	(Won)	141,776	(Won)	315,870	(Won)	—	(Won)	18,872	(Won)	2,082,670
Non-current liabilities		31		—		—		—		133,612

Total liabilities		141,807		315,870		—		18,872		2,216,282

Capital stock		1,736		596		16		36,000		191,171
Retained earnings		2,267		2,535		(6)		(608)		97,690
Capital adjustments		(376)		(418)		(1)		(185)		(15,354)

Total shareholders’ equity		3,627		2,713		9		35,207		273,507

Total liabilities and shareholders’ equity	(Won)	145,434	(Won)	318,583	(Won)	9	(Won)	54,079	(Won)	2,489,789

LG. Philips LCD Co., Ltd.

Notes to Non-Consolidated Financial Statements

December 31, 2005 and 2004

Condensed Income Statement

(in millions of Korean won)	LG.Philips LCD, America, Inc.		LG.Philips LCD, Germany GmbH		LG.Philips LCD, Japan Co., Ltd.		LG.Philips LCD, Taiwan Co., Ltd.		LG.Philips LCD, Nanjing Co., Ltd.
Sales	(Won)	1,054,638	(Won)	1,330,822	(Won)	929,977	(Won)	2,734,321	(Won)	4,082,466
Cost of sales		1,043,496		1,318,357		921,186		2,711,618		3,981,085

Gross profit		11,142		12,465		8,791		22,703		101,381
Selling and administrative expenses		9,022		9,176		7,702		10,440		65,490

Operating income		2,120		3,289		1,089		12,263		35,891
Non-operating income (expense)		(1,121)		(1,153)		690		(9,560)		(2,902)

Ordinary income		999		2,136		1,779		2,703		32,989
Income tax expense		411		608		1,041		815		(1,832)

Net income	(Won)	588	(Won)	1,528	(Won)	738	(Won)	1,888	(Won)	34,821

(in millions of Korean won)	LG. Philips LCD HongKong Co., Ltd.		LG. Philips LCD Shanghai Co., Ltd.		LG. Philips LCD Poland Sp z o.o.		Paju Electric Glass		Total
Sales	(Won)	1,160,715	(Won)	1,184,751	(Won)	—	(Won)	—	(Won)	12,477,690
Cost of sales		1,153,589		1,178,182		—		—		12,307,513

Gross profit		7,126		6,569		—		—		170,177
Selling and administrative expenses		6,273		6,376		6		669		115,154

Operating income(loss)		853		193		(6)		(669)		55,023
Non-operating income (expense)		473		998		—		60		(12,515)

Ordinary income(loss)		1,326		1,191		(6)		(609)		42,508
Income tax expense		168		181		—		—		1,392

Net income(loss)	(Won)	1,158	(Won)	1,010	(Won)	(6)	(Won)	(609)	(Won)	41,116

LG. Philips LCD Co., Ltd.

Notes to Non-Consolidated Financial Statements

December 31, 2005 and 2004

The details of the equity method valuation for the years ended December 31, 2005 and 2004, are as follows:

	2005
(in millions of Korean won)	Balance as of January 1, 2005		Acquisitions during the period		Gain (loss) on valuation of investments using equity method		Retained earnings adjustment		Capital adjustment		Balance as of December 31, 2005
LG.Philips LCD America, Inc.	(Won)	7,133	(Won)	—	(Won)	(552)	(Won)	—	(Won)	(193)	(Won)	6,388
LG.Philips LCD Germany GmbH		2,262		—		348		—		(510)		2,100
LG.Philips LCD Japan Co., Ltd.		4,052		—		388		—		(653)		3,787
LG.Philips LCD Taiwan Co., Ltd.		10,974		—		(2,881)		—		(633)		7,460
LG.Philips LCD Nanjing Co., Ltd.		140,241		40,141		(3,608)		—		40		176,814
LG.Philips LCD HongKong Co., Ltd.		2,491		—		210		—		(58)		2,643
LG.Philips LCD Shanghai Co., Ltd.		886		—		(283)		—		8		611
LG.Philips LCD Poland Sp. z o.o.²		—		16		(6)		—		(1)		9
Paju Electric Glass²		—		14,400		(244)		—		—		14,156

	(Won)	168,039	(Won)	54,557	(Won)	(6,628)	(Won)	—	(Won)	(2,000)	(Won)	213,968

	2004
(in millions of Korean won)	Balance as of January 1, 2004		Acquisitions during the period		Gain (loss) on valuation of investments using equity method		Retained earnings adjustment		Capital adjustment		Balance as of December 31, 2004
LG.Philips LCD America, Inc.	(Won)	6,840	(Won)	—	(Won)	1,582	(Won)	—	(Won)	(1,289)	(Won)	7,133
LG.Philips LCD Germany GmbH		568		—		1,875		—		(181)		2,262
LG.Philips LCD Japan Co., Ltd.		1,788		—		2,577		—		(313)		4,052
LG.Philips LCD Taiwan Co., Ltd.		5,861		—		5,898		—		(785)		10,974
LG.Philips LCD Nanjing Co., Ltd.		21,515		63,084		65,537		—		(9,895)		140,241
LG.Philips LCD HongKong Co., Ltd.		—		—		2,843		—		(352)		2,491
LG.Philips LCD Shanghai Co., Ltd.		—		—		1,315		—		(429)		886

	(Won)	36,572	(Won)	63,084	(Won)	81,627	(Won)	—	(Won)	(13,244)	(Won)	168,039

LG. Philips LCD Co., Ltd.

Notes to Non-Consolidated Financial Statements

December 31, 2005 and 2004

As of December 31, 2005 and 2004, elimination of unrealized gains or losses in the valuation of investments using the equity method is as follows:

	2005						2004
(in millions of Korean won)	Inventories		Property, plant and equipment		Total		Inventories		Property, plant and equipment		Total
LG.Philips LCD America, Inc.	(Won)	(2,564)	(Won)	—	(Won)	(2,564)	(Won)	(1,392)	(Won)	—	(Won)	(1,392)
LG.Philips LCD Germany GmbH		(1,155)		—		(1,155)		—		—		—
LG.Philips LCD Japan Co., Ltd.		(319)		—		(319)		—		—		—
LG.Philips LCD Taiwan Co., Ltd.		(4,772)		—		(4,772)		—		—		—
LG.Philips LCD Nanjing Co., Ltd.		(21,216)		(5,376)		(26,592)		16,875		(4,538)		12,337
LG.Philips LCD HongKong Co., Ltd.		(984)		—		(984)		(37)		—		(37)
LG.Philips LCD Shanghai Co., Ltd.		(2,102)		—		(2,102)		(809)		—		(809)
LG.Philips LCD Poland Sp. z o.o.²		—		—		—		—		—		—
Paju Electric Glass²		—		—		—		—		—		—

	(Won)	(33,112)	(Won)	(5,376)	(Won)	(38,488)	(Won)	14,637	(Won)	(4,538)	(Won)	10,099

LG. Philips LCD Co., Ltd.

Notes to Non-Consolidated Financial Statements

December 31, 2005 and 2004

8. Property, Plant and Equipment

Changes in property, plant and equipment for the years ended December 31, 2005 and 2004, are as follows:

	2005
(in millions of Korean won)	Land		Buildings		Structures		Machinery and equipment		Tools		Furniture and fixtures
Balance as of January 1, 2005	(Won)	313,620	(Won)	817,768	(Won)	114,810	(Won)	3,374,473	(Won)	20,119	(Won)	81,696
Acquisition during the year		—		19,830		448		39,954		1,616		57,152
Capitalized interest		—		7,300		—		33,009		—		—
Depreciation		—		(48,308)		(6,439)		(1,583,280)		(11,647)		(56,910)
Disposal		—		—		—		(580)		(12)		(33)
Transfer		2,616		836,529		13,953		3,215,268		40,395		64,768

Balance as of December 31, 2005	(Won)	316,236	(Won)	1,633,119	(Won)	122,772	(Won)	5,078,844	(Won)	50,471	(Won)	146,673

Accumulated depreciation	(Won)	—	(Won)	172,237	(Won)	26,424	(Won)	5,788,542	(Won)	54,745	(Won)	188,769

	Vehicles		Others		Machinery- in-transit		Construction- in-progress		Total
Balance as of January 1, 2005	(Won)	4,040	(Won)	2,501	(Won)	704,588	(Won)	933,036	(Won)	6,366,651
Acquisition during the year		1,156		604		945,207		3,218,322		4,284,289
Capitalized interest		—		—		1,663		4,747		46,719
Depreciation		(1,749)		—		—		—		(1,708,333)
Disposal		(229)		—		—		—		(854)
Transfer		2,342		2,947		(1,145,671)		(3,033,160)		(13)

Balance as of December 31, 2005	(Won)	5,560	(Won)	6,052	(Won)	505,787		1,122,945		8,988,459

Accumulated depreciation	(Won)	4,860	(Won)	—	(Won)	—	(Won)	—	(Won)	6,235,577

LG. Philips LCD Co., Ltd.

Notes to Non-Consolidated Financial Statements

December 31, 2005 and 2004

	2004
(in millions of Korean won)	Land		Buildings		Structures		Machinery and equipment		Tools		Furniture and fixtures
Balance as of January 1, 2004	(Won)	88,669	(Won)	501,119	(Won)	119,013	(Won)	2,056,822	(Won)	17,751	(Won)	70,708
Acquisition during the year		23		8,631		2,019		13,607		3,622		37,106
Capitalized interest		55		4,147		—		18,327		—		—
Depreciation		—		(33,670)		(5,824)		(1,110,015)		(9,822)		(46,030)
Disposal		—		(88)		—		(4,766)		(3)		(28)
Transfer		224,873		337,629		(398)		2,400,498		8,571		19,940

Balance as of December 31, 2004	(Won)	313,620	(Won)	817,768	(Won)	114,810	(Won)	3,374,473	(Won)	20,119	(Won)	81,696

Accumulated depreciation	(Won)	—	(Won)	123,929	(Won)	19,985	(Won)	4,255,475	(Won)	43,172	(Won)	139,789

	Vehicles		Others		Machinery-in- transit		Construction-in -progress		Total
Balance as of January 1, 2004	(Won)	2,587	(Won)	1,529	(Won)	28,521	(Won)	987,709	(Won)	3,874,428
Acquisition during the year		2,736		—		1,333,467		2,276,579		3,677,790
Capitalized interest		—		—		4,747		5,412		32,688
Depreciation		(1,313)		—		—		—		(1,206,674)
Disposal		—		—		—		—		(4,885)
Transfer		30		972		(662,147)		(2,336,664)		(6,696)

Balance as of December 31, 2004	(Won)	4,040	(Won)	2,501	(Won)	704,588	(Won)	933,036	(Won)	6,366,651

Accumulated depreciation	(Won)	3,569	(Won)	—	(Won)	—	(Won)	—	(Won)	4,585,919

As of December 31, 2005, the value of the Company’s land, as determined by the local government in Korea for property tax assessment purposes, amounts to approximately (Won)366,820 million (December 31, 2004: (Won)259,230 million).

The Company capitalizes the loss (gain) on foreign currency rate changes and interest expense incurred on borrowings used to finance the cost of constructing facilities and equipment. Capitalized loss on foreign exchange rate fluctuations and interest expenses for the year ended December 31, 2005, amount to (Won)46,719 million (2004: (Won)32,688 million).

For the year ended December 31, 2005, net gain on foreign currency translation, arising from foreign currency borrowings, which was deducted from capitalized interest expenses, is (Won)4,133 million (2004: net gain of (Won)8,597 million).

LG. Philips LCD Co., Ltd.

Notes to Non-Consolidated Financial Statements

December 31, 2005 and 2004

For the year ended December 31, 2005, the accumulated effects of capitalized expenses on significant accounts in the balance sheet and statement of income are as follows:

Balance sheet

	If interest expenses are capitalized				If interest expenses are expensed as incurred				Difference
(in millions of Korean won)	Acquisition cost		Accumulated Depreciation		Acquisition cost		Accumulated Depreciation		Acquisition cost		Accumulated Depreciation
Property, plant and equipment	(Won)	15,224,036	(Won)	6,235,577	(Won)	15,135,302	(Won)	6,221,806	(Won)	88,734	(Won)	13,771

Statement of income

(in millions of Korean won)	If interest expenses are capitalized		If interest expenses are expensed as incurred		Difference
Depreciation	(Won)	1,708,333	(Won)	1,698,387	(Won)	9,946
Interest expense		97,544		148,396		(50,852)
Foreign currency translation gain		47,714		51,847		4,133
Net income		517,012		480,239		(36,773)

9. Intangible Assets

Changes in intangible assets for the years ended December 31, 2005 and 2004, are as follows:

	2005
(in millions of Korean won)	Intellectual property rights		Rights for usage of electricity and gas supply facilities		Rights to industrial water facilities		Software		Total
Balance as of January 1, 2005	(Won)	172,073	(Won)	260	(Won)	9,893	(Won)	1,245	(Won)	183,471
Acquisition during the year		10,829		—		12		—		10,841
Reversal		—		—		(18)		—		(18)
Amortization		(41,889)		(32)		(1,234)		(1,245)		(44,400)

Balance as of December 31, 2005	(Won)	141,013	(Won)	228	(Won)	8,653	(Won)	—	(Won)	149,894

Accumulated amortization	(Won)	285,138	(Won)	88	(Won)	3,646	(Won)	9,713	(Won)	298,585

LG. Philips LCD Co., Ltd.

Notes to Non-Consolidated Financial Statements

December 31, 2005 and 2004

	2004
(in millions of Korean won)	Intellectual property rights		Rights for usage of electricity and gas supply facilities		Rights to industrial water facilities		Software		Total
Balance as of January 1, 2004	(Won)	209,922	(Won)	127	(Won)	4,287	(Won)	3,646	(Won)	217,982
Acquisition during the year		3,269		156		6,461		64		9,950
Amortization		(41,118)		(23)		(855)		(2,465)		(44,461)

Balance as of December 31, 2004	(Won)	172,073	(Won)	260	(Won)	9,893	(Won)	1,245	(Won)	183,471

Accumulated amortization	(Won)	243,249	(Won)	56	(Won)	2,412	(Won)	8,468	(Won)	254,185

The Company has classified the amortization as part of manufacturing overhead costs. The amortization expense for the year ended December 31, 2005, amounts to (Won)44,400 million (2004: (Won)44,461 million).

The details of intellectual property rights as of December 31, 2005 and 2004, are as follows:

(in millions of Korean won)	Description	2005		2004		Remaining Period
Intellectual property rights	Patent relating to TFT-LCD business	(Won)	141,013	(Won)	172,073	4~10 years

The Company expensed research and development costs of (Won)361,761 million for the year ended December 31, 2005 (2004: (Won)253,205 million).

For the years ended December 31, 2005 and 2004, the significant expenses, which are expected to have probable future economic benefits but expensed in the year incurred due to the uncertainty in the realization of such benefits, are as follows:

(in millions of Korean won)	2005		2004
Training expense	(Won)	14,283	(Won)	12,319
Advertising expense		21,728		5,391
Expenses for foreign market expansion		8,835		7,377

	(Won)	44,846	(Won)	25,087

LG. Philips LCD Co., Ltd.

Notes to Non-Consolidated Financial Statements

December 31, 2005 and 2004

10. Current maturities of long-term debts

Current maturities of long-term debts as of December 31, 2005 and 2004, consist of the following:

(in millions of Korean won) Type of borrowing	Creditor	Annual interest rates (%) as of December 31, 2005	2005		2004
Long-term debt in won currency loans	Korea Export-Import Bank	5.9-6.1	(Won)	29,417	(Won)	—
Corporate bonds in won currency		6.0		200,000		—
Long-term debt in foreign currency debentures of US$ 182 million	—	3M Libor + 1.1		184,872		188,997
Long-term debt in foreign currency loans of US$ 18 million	Woori Bank	3M Libor + 1.1		17,727		18,123

				432,016		207,120
Less : Discounts on debentures				(2,664)		(1,981)

			(Won)	429,352	(Won)	205,139

LG. Philips LCD Co., Ltd.

Notes to Non-Consolidated Financial Statements

December 31, 2005 and 2004

11. Long-Term Debts

Long-term debts as of December 31, 2005 and 2004, consist of the following:

(in millions of Korean won) Type of borrowing	Annual interest rates (%) as of December 31, 2005	2005		2004
Won currency debentures
Non-guaranteed, payable through 2010	3.5 – 6.0	(Won)	1,750,000	(Won)	1,350,000
Private debentures, payable in 2010	5.89		200,000		—
Less : Current maturities			(200,000)		—
Discounts on debentures			(28,120)		(33,396)

			1,721,880		1,316,604

Foreign currency debentures
Floating rate notes, payable through 2007	3M Libor + 0.6, 3M Libor + 1.1		304,913		416,311
Term notes, payable through 2006	3M Libor +1.1		82,559		168,803

			387,472		585,114
Less : Current maturities			(184,872)		(188,997)
Discount on debentures			(1,960)		(5,005)

			200,640		391,112

Convertible bonds¹
US dollar-denominated bonds, payable through 2010	—		483,780		—
Add : Call premium			84,613		—
Less : Current maturities			—		—
Discount on debentures			(2,724)		—
Conversion adjustment			(102,917)		—

			462,752		—

		(Won)	2,385,272	(Won)	1,707,716

Won currency loans
General loans	5.9 – 6.1	(Won)	117,800	(Won)	117,800
	3.25		8,620		—
Less : Current maturities			(29,417)		—

			97,003		117,800

Foreign currency loans
General loans	3M Libor+1.1, 3M Libor+0.99, 3M Libor+1.35, 6M Libor+1.2		218,301		85,955
Less : Current maturities			(17,727)		(18,123)

			200,574		67,832

		(Won)	297,577	(Won)	185,632

¹	On April 19, 2005, the Company issued US dollar-denominated convertible bonds totaling US$475 million, with a zero coupon rate. On or after June 27, 2005 through April 4, 2010, the bonds are convertible into common shares at a conversion price of (Won)58,251 per share of common stock, subject to adjustment based on certain events. The bonds will mature in five years from the issue date and will be repaid at 117.49 % of their principal amount at maturity. The bondholders have a put option to be repaid at 108.39 % of their principal amount on October 19, 2007. As of December 31, 2005, the number of non-converted common shares is 8,276,681.

LG. Philips LCD Co., Ltd.

Notes to Non-Consolidated Financial Statements

December 31, 2005 and 2004

As of December 31, 2005, the foreign currency debentures denominated in U.S. dollars amount to US$ 383 million (December 31, 2004: US$ 565 million), while the foreign currency loans denominated in U.S. dollars amount to US$215 million (December 31, 2004: US$ 83 million).

The aggregate annual maturities of long-term debts outstanding as of December 31, 2005, exclusive of adjustments relating to discounts, are as follows:

(in millions of Korean won)

For the Year ending December 31,	Won currency debentures		Won currency loans		Foreign currency debentures		Convertible bonds		Foreign currency loans		Total
2007	(Won)	300,000	(Won)	39,267	(Won)	202,600	(Won)	—	(Won)	34,948	(Won)	576,815
2008		250,000		39,266		—		—		42,546		331,812
2009		600,000		9,850		—		—		42,546		652,396
2010		600,000		862		—		483,780		42,546		1,127,188
2011		—		1,724		—		—		30,390		32,114
2012		—		1,724		—		—		7,598		9,322
Thereafter		—		4,310		—		—		—		4,310

	(Won)	1,750,000	(Won)	97,003	(Won)	202,600	(Won)	483,780	(Won)	200,574	(Won)	2,733,957

LG. Philips LCD Co., Ltd.

Notes to Non-Consolidated Financial Statements

December 31, 2005 and 2004

12. Accrued Severance Benefits

Changes in accrued severance benefits for the years ended December 31, 2005 and 2004, consist of the following:

(in millions of Korean won)	2005		2004
Balance at the beginning of the year	(Won)	81,955	(Won)	56,551
Actual severance payments		(16,282)		(8,291)
Transferred from/to affiliated companies, net		2,485		1,130
Provision for severance benefits		43,834		32,565

		111,992		81,955
Cumulative deposits to the National Pension Fund		(708)		(737)
Severance insurance deposit		(68,097)		(49,280)

Balance at the end of the year	(Won)	43,187	(Won)	31,938

The severance benefits are funded approximately 60.8% as of December 31, 2005 (2004 : 60.1%), through a severance insurance deposit for the payment of severance benefits, which is deducted from accrued severance benefit liabilities. The beneficiaries of the severance insurance deposit are the Company’s employees.

LG. Philips LCD Co., Ltd.

Notes to Non-Consolidated Financial Statements

December 31, 2005 and 2004

13. Stock Appreciation Plan

On April 7, 2005, the Company granted 450,000 shares of stock appreciations rights (“SARs”) for certain executives. Under the terms of this plan, executives, upon exercising their SARs, are entitled to receive cash equal to the excess of the market price of the Company’s common stock over the exercise price of (Won) 44,050 per share. The exercise price decreased from (Won) 44,260 to (Won) 44,050 due to the additional issuance of common stock in 2005. These SARs are exercisable on or after April 8, 2008, through April 7, 2012. Additionally, when the increase rate of the Company’s share price is the same or less than the increase rate of the Korea Composite Stock Price Index (“KOSPI”) over the three-year period following the grant date, only 50% of the initially granted shares can be exercised.

The options activity under the SARs for the year ended December 31, 2005, follows:

	Number of shares under SARs
Balance, January 1, 2005	(Won)	—
Options granted		450,000
Options exercised		—
Options canceled/expired¹		40,000

Balance, December 31, 2005	(Won)	410,000

¹	Option canceled due to the retirement of an executive officer.

The Company did not recognize any compensation costs in 2005 as market price is below the exercise price as of December 31, 2005.

LG. Philips LCD Co., Ltd.

Notes to Non-Consolidated Financial Statements

December 31, 2005 and 2004

14. Commitments and Contingencies

As of December 31, 2005, the Company has bank overdraft agreements with various banks amounting to (Won)59,000 million.

As of December 31, 2005, the Company has a revolving credit facility agreement with several banks totaling (Won)450,000 million and US$100 million.

As of December 31, 2005, the Company has agreements with several banks for U.S. dollar denominated accounts receivable negotiating facilities up to an aggregate of US$1,175 million. The Company has made agreements with several banks in relation to the opening of letters of credit amounting to (Won)140,000 million and US$145 million. The related amounts of negotiated foreign currency receivables outstanding as of December 31, 2005, amount to (Won)303,904 million (December 31, 2004: (Won)410,824 million).

As of December 31, 2005, in relation to its TFT-LCD business, the Company has technical license agreements with Hitachi and others. As of December 31, 2005, the Company has trademark license agreements with LG Corporation and Philips Electronics.

The Company enters into foreign currency forward contracts to manage the exposure to changes in currency exchange rates in accordance with its foreign currency risk management policy. The use of foreign currency forward contracts allows the Company to reduce its exposure to the risk that the eventual Korean won cash outflows resulting from operating expenses, capital expenditures, purchasing of materials and debt service will be adversely affected by changes in exchange rates.

A summary of said contracts is as follows :

(in millions)	Selling position		Buying position		Contract foreign exchange rate	Maturity date
Contracting party

HSBC and others	US$	3,266	(Won)	3,357,233	(Won)994.31:US$1- (Won)1,058.65:US$1	January 2, 2006 - December 12, 2006

Citi bank and others	EUR	104	(Won)	131,182	(Won)1,219.31:EUR 1- (Won)1,352.44:EUR1	January 23, 2006 - December 20, 2006

ABN AMRO and others	(Won)	370,919	JP¥	40,239	(Won)8.669: JP¥1- (Won)9.92:JP¥1	January 2, 2006 - December 1, 2006

Korea Exchange Bank and others	US$	135	JP¥	15,800	JP ¥ 112.23: US$1- JP ¥ 120.4: US$1	January 4, 2006 - March 28, 2006

LG. Philips LCD Co., Ltd.

Notes to Non-Consolidated Financial Statements

December 31, 2005 and 2004

As of December 31, 2005, the Company recorded unrealized gains and losses on outstanding foreign currency forward contracts of (Won)63,962 million and (Won)26,061 million, respectively. Total unrealized gains and losses of (Won)26,081 million and (Won)1,514 million, respectively, were charged to operations for the year ended December 31, 2005, as these contracts did not meet the requirements for a cash flow hedge. Unrealized gains and losses of (Won)29,292 million and (Won)18,982 million, respectively, incurred relating to cash flow hedges from forecasted exports, were recorded as capital adjustments.

The forecasted hedged transactions are expected to be completed on December 20, 2006. The aggregate amount of all deferred gains and losses of (Won)37,881 million and (Won)24,547 million, respectively, recorded net of tax under capital adjustments, are expected to be included in the determination of gain and loss within a year from December 31, 2005.

For the year ended December 31, 2005, the Company recorded realized exchange gains of (Won)89,311 million (2004: (Won)80,306 million) on foreign currency forward contracts upon settlement, and realized exchange losses of (Won)100,935 million (2004: (Won)51,597 million).

The Company entered into cross-currency swap contracts to manage the exposure to changes in currency exchange rates in accordance with its foreign currency risk management policy and to manage the exposure to changes in interest rates related to floating rate notes. These transactions do not meet the requirements for hedge accounting for financial statement purposes. Therefore, the resulting realized and unrealized gains or losses, measured by quoted market prices, are recognized in current operations as gains or losses as the exchange rates change.

A summary of such contracts follows:

(in millions) Contracting party	Buying position		Selling position		Contract foreign exchange rate	Maturity date
ABN Amro and others	US$	430 —	(Won)	— 442,830	3M Libor 3.25% - 4.40%	February 10, 2006 - December 8, 2006

As of December 31, 2005, unrealized gains and losses of (Won)1,277 million and (Won)7,617 million, respectively, were charged to current operations, as these contracts do not fulfill the requirements for hedge accounting for financial statement purposes.

LG. Philips LCD Co., Ltd.

Notes to Non-Consolidated Financial Statements

December 31, 2005 and 2004

The Company is subject to several legal proceedings and claims arising in the ordinary course of business. In August 2002, the Company filed a complaint against Chunghwa Picture Tubes, Tatung Company and Tatung Co. of America, alleging patent infringement relating to liquid crystal displays and the manufacturing process for TFT-LCDs. Subsequently the Company filed a complaint against customers of Chunghwa Picture Tubes, including ViewSonic Corp., Jeans Co, Lite-On Technology Corp., Lite-On Technology International, Inc., TpV Technology and Invision Peripheral Inc. In June 2004, Chunghwa Picture Tubes filed a counter-claim against the Company in the United States District Court for the Central District of California for alleged infringement of certain patents and violation of U.S. antitrust laws. The Company also filed a complaint against Chunghwa Picture Tubes with the American Arbitration Association in connection with the ownership of certain patents. In May 2004, the Company filed a complaint against Tatung Co., the parent company of Chunghwa Picture Tubes and ViewSonic Corp. and others, claiming patent infringement of rear mountable liquid crystal display devices in the United States District of Delaware and the Patent Country Court in the United Kingdom. On November 28, 2005, the Company lost its patent infringement case against Tatung Company and ViewSonic Corp. at first instance in Patent Country Court in United Kingdom, and the Company is preparing the appeal against the decision of U.K. Court. On May 25, 2004, the Company filed a Complaint for Declaratory Judgement of properly recorded inventorship in the United States District Court for the District of Massachusetts. In January 2005, Chunghwa Picture Tubes filed a complaint for patent infringement against the Company. On May 13, 2005, the Company also filed a complaint against Chunghwa Picture Tubes, Tatung Company and Viewsonic Corporation, alleging patent infringement related to liquid crystal display and the manufacturing process for TFT-LCDs in the United States District of Delaware. On September 20, 2005, the United States District Court for the Central District of California dismissed the patent case against Tatung Company and other defendants regarding the patent infringement by Chunghwa Picture Tubes relating to side mounting patent. Thereafter, the Company has revised its claim and has refiled the above complaint including the side mounting patent. The Company’s management does not expect that the outcome in any of these legal proceedings, individually or collectively, will have any material adverse effect on the Company’s financial condition, results of operations or cash flows.

LG. Philips LCD Co., Ltd.

Notes to Non-Consolidated Financial Statements

December 31, 2005 and 2004

15. Capital Stock

On March 19, 2004, at their Annual General Meeting, the stockholders approved an increase of the authorized shares from 200 million to 400 million, and a stock split on a 2:1 basis effective May 25, 2004. The number of issued common shares as of December 31, 2005, is 357,815,700 (2004: 325,315,700).

In July 2004, pursuant to Securities Registration Statement filed on July 16, 2004, with the Korea Stock Exchange, the Company sold 8,640,000 shares of common stock for (Won)298,080 million. Concurrently, pursuant to a Form F-1 registration statement filed on July 15, 2004, with the U.S. Securities and Exchange Commission, the Company sold 24,960,000 shares of common stock in the form of American Depositary Shares (“ADSs”) for proceeds of US$748,800 thousand. In September 2004, pursuant to “Underwriting Agreement” dated July 15, 2004, the Company sold an additional 1,715,700 shares of common stock in the form of ADSs for US$51,471 thousand. In July 2005, pursuant to the Form F-1 Registration statement filed on July 22, 2005, with the U.S. Securities and Exchange Commission, the Company sold 27,900,000 shares of common stock in the form of American Depositary Shares (“ADSs”) for gross proceeds of US$ 1,189,656 thousand. In addition, pursuant to the “Underwriting Agreement” dated July 21, 2005, the Company issued 4,600,000 shares of common stock for gross proceeds of US$ 196,144 thousand. The Company intends to use the proceeds from these sales to fund the capital expenditures in connection with the construction of TFT-LCD fabrication plant and other LCD facilities.

Issuances and other movements in common stock from January 1, 2004 to December 31, 2005, are as follows:

(in millions of Korean won)
Date of Issuance	Remarks	Par Value		Additional Paid-in Capital
January 1, 2004, balance		(Won)	1,450,000	(Won)	—
July 22, 2004	Issuance of common stock		168,000		1,001,833
September 7, 2004	Issuance of common stock		8,579		50,721
	Stock issuance cost		—		(40,283)
July 26, 2005	Issuance of common stock		162,500		1,259,469
	Stock issuance cost		—		(20,627)

December 31, 2005, balance		(Won)	1,789,079	(Won)	2,251,113

LG. Philips LCD Co., Ltd.

Notes to Non-Consolidated Financial Statements

December 31, 2005 and 2004

16. Capital Surplus and Retained Earnings

Capital surplus as of December 31, 2005 and 2004, are as follows:

(in millions of Korean won)	2005		2004
Additional paid in capital	(Won)	2,251,113	(Won)	1,012,271
Conversion rights¹		28,137		—

	(Won)	2,279,250	(Won)	1,012,271

¹	Net of tax effects.

Retained earnings as of December 31, 2005 and 2004, are as follows:

(in millions of Korean won)	2005		2004
Legal reserve	(Won)	60,086	(Won)	60,086
Reserve for business rationalization		68,251		68,251
Unappropriated retained earnings		3,480,349		2,963,337

	(Won)	3,608,686	(Won)	3,091,674

The Commercial Code of the Republic of Korea requires the Company to appropriate, as a legal reserve, an amount equal to a minimum of 10% of cash dividends paid until such reserve equals 50% of its issued capital stock. The reserve is not available for the payment of cash dividends, but may be transferred to capital stock through an appropriate resolution by the Company’s Board of Directors or used to reduce accumulated deficit, if any, with the ratification of the Company’s majority shareholders.

17. Capital Adjustments

Capital adjustments as of December 31, 2005 and 2004, are as follows:

(in millions of Korean won)	2005		2004
Foreign currency translation loss on the affiliates¹	(Won)	(11,729)	(Won)	(13,169)
Gain on valuation of derivative instruments¹		29,293		55,287
Loss on valuation of derivative instruments¹		(18,982)		—

	(Won)	(1,418)	(Won)	42,118

¹	Net of tax effects.

LG. Philips LCD Co., Ltd.

Notes to Non-Consolidated Financial Statements

December 31, 2005 and 2004

18. Income Taxes

Income tax expense (benefit) for the years ended December 31, 2005 and 2004, are as follows:

(in millions of Korean won)	2005		2004
Current income taxes	(Won)	25,989	(Won)	85,838
Deferred income taxes from temporary differences		(15,941)		(12,902)
Deferred income taxes from tax credit		(155,148)		(45,314)
Deferred income taxes added to shareholders’ equity		(4,631)		—

Income tax expense (benefit)	(Won)	(149,731)	(Won)	27,622

The income tax effect of temporary differences, including available net operating loss carryforwards and tax credits, comprising the deferred income tax assets and liabilities as of December 31, 2005 and 2004, are as follows:

(in millions of Korean won)	2005		2004
Inventories	(Won)	8,354	(Won)	7,564
Investments		7,584		(1,463)
Other current assets		(4,133)		(2,158)
Property, plant and equipment		34,403		24,631
Tax credit carryforward		292,976		137,828
Deferred income taxes added to shareholders’ equity		(4,631)		—
Others		9,715		6,776

	(Won)	344,268	(Won)	173,178

LG. Philips LCD Co., Ltd.

Notes to Non-Consolidated Financial Statements

December 31, 2005 and 2004

Available tax credits as of December 31, 2005, amounted to (Won)325,529 million. Tax credits can be carried forward up to four or five years under the Corporate Income Tax Law in Korea.

The reconciliation between income before income taxes to taxable income for the years ended December 31, 2005 and 2004, are as follows

(in millions of Korean won)	2005		2004
Income before income taxes	(Won)	367,281	(Won)	1,683,067
Add (deduct) :
Temporary differences		37,012		21,353
Permanent differences		(4,578)		(43,466)

Taxable income	(Won)	399,715	(Won)	1,660,954

The statutory income tax rate, including resident tax surcharges, applicable to the Company was approximately 29.7% in 2004, and was amended to 27.5% effective for fiscal years beginning January 1, 2005, in accordance with the Corporate Income Tax Law enacted in December 2003.

Under the Foreign Investment Promotion Act of Korea, from September 1999, the Company is entitled to an exemption from income taxes in proportion to the percentage of foreign equity for seven years following the registration of each foreign equity investment, and at one-half of that percentage for the subsequent three years.

The effective income tax rates applicable to the Company differs from the statutory income tax rate due to temporary differences in recognizing certain income and expenses for financial reporting and income tax purposes, and the tax exemption under the Foreign Investment Promotion Act of Korea. The effective tax rate of the Company for the year ended December 31, 2005, is negative 40.77% (2004: 1.64%).

LG. Philips LCD Co., Ltd.

Notes to Non-Consolidated Financial Statements

December 31, 2005 and 2004

Changes in accumulated temporary differences for the year ended December 31, 2005, are as follows:

(in millions of Korean won)	January 1, 2005		Increase (decrease)		December 31, 2005
Inventories	(Won)	47,233	(Won)	(10,385)	(Won)	36,848
Investments		(9,599)		43,049		33,450
Derivatives		(14,157)		(4,072)		(18,229)
Property, plant and equipment		109,496		26,205		135,701
Warranty accrual		15,151		872		16,023
Others		12,333		(18,657)		(6,324)

Total	(Won)	160,457	(Won)	37,012	(Won)	197,469

Deduction from capital	(Won)	—	(Won)	(31,350)	(Won)	(31,350)

Tax credit carryforward	(Won)	137,828	(Won)	155,148	(Won)	292,976

19. Earnings Per Share

Earnings per share is computed by dividing net income by the weighted-average number of common shares outstanding during the period. Ordinary income per share is computed by dividing ordinary income allocated to common stock, which is net income allocated to common stock as adjusted by extraordinary gains or losses, net of related income taxes, by the weighted-average number of common shares outstanding during the period.

Earnings per share for the three-month periods and years ended December 31, 2005 and 2004, are calculated as follows:

	For the three-month periods ended December 31,				For the years ended December 31,
(in millions, except for per share amount)	2005		2004		2005		2004
Net income as reported on the statements of income	(Won)	327,848	(Won)	35,421	(Won)	517,012	(Won)	1,655,445
Weighted-average number of common shares outstanding		358		325		339		305

Earnings per share	(Won)	916	(Won)	109	(Won)	1,523	(Won)	5,420

Diluted earnings per share	(Won)	908	(Won)	109	(Won)	1,523	(Won)	5,420

The Company has issued no diluted securities until the Company issued convertible bonds on April 19, 2005. Diluted earnings per share is identical to basic earnings and diluted ordinary income per share as the convertible bonds issued have no dilutive effect for the year ended December 31, 2005.

LG. Philips LCD Co., Ltd.

Notes to Non-Consolidated Financial Statements

December 31, 2005 and 2004

The diluted ordinary earnings per share and the diluted net earnings per share are (Won)908 per share for the three-month period ended December 31, 2005. Diluted earnings per share for the three-month period ended December 31, 2005, is calculated as follows:

(in millions, except for per share amount)
Net income allocated to common stock	(Won)	327,848
Add : Interest expense on convertible bonds¹		4,548

Diluted net income allocated to common stock		332,396
Weighted average number of common shares and diluted securities outstanding during the period		366

Diluted earnings per share	(Won)	908

¹	Net of tax effect.

Earnings per share for the three-month period ended September 30, 2005, follows:

	September 30, 2005
Basic earnings per share	(Won)	651
Diluted earnings per share	(Won)	649

LG. Philips LCD Co., Ltd.

Notes to Non-Consolidated Financial Statements

December 31, 2005 and 2004

20. Transactions with Related Parties

Significant transactions which occurred in the normal course of business with related companies for the years ended December 31, 2005 and 2004, and the related account balances outstanding as of December 31, 2005 and 2004, are summarized as follows:

(in millions of Korean won)	Sales ¹		Purchases ¹		Receivables		Payables
LG Electronics Inc.-Domestic	(Won)	386,616	(Won)	179,562	(Won)	27,383	(Won)	66,251
LG Electronics Inc.-Overseas		101,786		—		40,773		370
LG Corporation		—		11,218		10,970		1,692
LG Chem Ltd.		—		406,035		—		44,602
LG.Philips LCD America, Inc.		786,908		—		22,683		—
LG.Philips LCD Taiwan Co., Ltd.		791,783		28		53,521		1
LG.Philips LCD Japan Co., Ltd.		890,659		—		130,090		1
LG.Philips LCD Germany GmbH.		1,011,926		8,878		103,637		8,886
LG.Philips LCD Nanjing Co., Ltd.		3,055,775		1,795		375,158		3,068
LG.Philips LCD Shanghai Co.,Ltd.		817,675		—		202,329		—
LG.Philips LCD Hongkong Co., Ltd.		516,050		—		45,863		48
LG.Philips LCD Poland Sp. z o.o.		—		—		1		—
LG International-Demestic		905		3,940		11		986
LG International-Overseas		127,240		1,271,734		3,114		191,252
Serveone		—		146,109		—		36,792
Micron Ltd.		—		125,224		—		55,234
LG CNS		—		108,766		—		32,127
Philips-Domestic		—		413		—		291
Philips-Overseas		391		51,816		171		4,244
Others		74,341		61,959		21,409		9,791

2005 Total	(Won)	8,562,055	(Won)	2,377,477	(Won)	1,037,113	(Won)	455,636

2004 Total	(Won)	7,801,905	(Won)	3,453,188	(Won)	609,970	(Won)	669,518

¹	Includes sales and purchases of property, plant and equipment.
²	As Korean Fair Trade Commission approved GS Group to split from LG Group in January 2005, LG Construction and LG Retail Co. Ltd., and others were no longer classified as related parties.

LG. Philips LCD Co., Ltd.

Notes to Non-Consolidated Financial Statements

December 31, 2005 and 2004

21. Value Added Information

Value added information for the years ended December 31, 2005 and 2005, consist of the following:

	2005
(in millions of Korean won)	Cost of sales		Selling and administrative expenses		Research and development expense		Construction- in-progress		Total
Salaries and wages	(Won)	374,972	(Won)	42,267	(Won)	20,231	(Won)	41,748	(Won)	479,218
Severance benefits		31,624		4,437		1,740		6,033		43,834
Employee fringe benefits		68,450		8,361		2,635		4,060		83,506
Rent		2,110		2,133		439		—		4,682
Depreciation		1,734,903		7,758		6,472		3,600		1,752,733
Taxes and dues		5,009		2,170		169		200		7,548

	(Won)	2,217,068	(Won)	67,126	(Won)	31,686	(Won)	55,641	(Won)	2,371,521

	2004
(in millions of Korean won)	Cost of sales		Selling and administrative expenses		Research and development expense		Construction- in-progress		Total
Salaries and wages	(Won)	301,676	(Won)	37,955	(Won)	17,259	(Won)	34,404	(Won)	391,294
Severance benefits		24,023		3,472		1,598		3,472		32,565
Employee fringe benefits		59,109		5,222		2,679		2,270		69,280
Rent		1,670		1,435		402		—		3,507
Depreciation		1,235,532		5,307		7,685		2,611		1,251,135
Taxes and dues		3,870		1,527		151		105		5,653

	(Won)	1,625,880	(Won)	54,918	(Won)	29,774	(Won)	42,862	(Won)	1,753,434

LG. Philips LCD Co., Ltd.

Notes to Non-Consolidated Financial Statements

December 31, 2005 and 2004

22. Segment Information

The Company operates only one segment, the TFT-LCD division. Export sales represent about 90% of total sales for the years ended December 31, 2005 and 2004.

The following is a summary of operations by country based on the location of the customers for the years ended December 31, 2005 and 2004:

(in millions of Korean won)

Sales	Domestic		Taiwan		Japan		America		China		Europe		Others		Total
2005	(Won)	776,520	(Won)	791,830	(Won)	890,655	(Won)	787,329	(Won)	4,442,763	(Won)	1,055,853	(Won)	145,205	(Won)	8,890,155
2004		781,753		1,378,545		889,412		713,320		3,168,641		1,049,337		98,883		8,079,891

23. Supplemental Cash Flow Information

Significant transactions not affecting cash flows for the years ended December 31, 2005 and 2004, are as follows:

(in millions of Korean won)	2005		2004
Other accounts payable arising from the purchase of property, plant and equipment	(Won)	1,077,932	(Won)	822,288

24. Operating Results for the Final Interim Period

Significant operating results for the three-month period ended December 31, 2005, are as follows :

(in millions of Korean won, except per share amount)

Sales	(Won)	2,674,987
Cost of sales		2,191,933
Operating income		338,401
Net income		327,848
Earnings per share		916
Diluted earnings per share		908

LG. Philips LCD Co., Ltd.

Notes to Non-Consolidated Financial Statements

December 31, 2005 and 2004

25. Approval of Non-Consolidated Financial Statements

The December 31, 2005 non-consolidated financial statements of the Company were approved at the Board of Directors’ meeting on January 12, 2006.

26. Reclassification of prior year financial statement presentation

Certain amounts in the financial statements as of and for the year ended December 31, 2004, have been reclassified to conform to the December 31, 2005 financial statement presentation. These reclassifications had no effect on previously reported net income or shareholders’ equity.

Report on the Review of Internal Accounting Control System

To the President of

LG.Philips LCD Co., Ltd.

We have reviewed the management’s report on the operations of the internal accounting control system (“IACS”) of LG.Philips LCD Co., Ltd. (the “Company”) as of December 31, 2005. In accordance with Article 2-2 of the Act on External Audit for Stock Companies (the “External Audit Law”) of the Republic of Korea, the Company’s management is responsible for reporting on the design and operations of its IACS (“IACS report”). Our responsibility is to review the management’s IACS report and issue a report based on our review.

We conducted our review in accordance with Article 2-3 of the External Audit Law. Our review included inquiries of management and employees, inspection of related documents and checking of the operations of the Company’s IACS. We did not perform an audit of the Company’s IACS and accordingly, we do not express an audit opinion.

Based on our review, no material weakness in the design or operations of the Company’s IACS under Article 2-2 of the External Audit Law as of December 31, 2005, has come to our attention.

This report applies to the Company’s IACS in existence as of December 31, 2005. We did not review the Company’s IACS after December 31, 2005. This report has been prepared for Korean regulatory purposes pursuant to the External Audit Law, and may not be appropriate for other purposes or for other users.

As this report is based on Interim Guidelines on Auditors’ Review and Report on Management’s IACS Report issued by the Korean Audit Standards Committee on March 29, 2005, they apply only from that date until the date the Final Standards for Management’s IACS Report, and the Final Standards for Auditors’ Review and Report on Management’s IACS Report become effective. A review based on the final standards may have different results and accordingly, the content of any updated report may be different.

Samil PricewaterhouseCoopers

January 20, 2006

Notice to Readers

This report is annexed in relation to the audit of the financial statements as of and for the year ended December 31, 2005, and the review of internal accounting control system pursuant to Article 2-3 of the Act on External Audit for Stock Companies of the Republic of Korea.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LG.Philips LCD Co., Ltd.
(Registrant)

Date: February 14, 2006	By:	/s/ Ron H. Wirahadiraksa
(Signature)
	Name:	Ron H. Wirahadiraksa
	Title:	Joint Representative Director/
President & Chief Financial Officer